Exhibit 99.1

NI43-101 TECHNICAL REPORT
RESOURCE UPDATE
ON THE
SILVERTIP PROPERTY,
NORTHERN BRITISH COLUMBIA, CANADA
FOR SILVERCORP METALS INC.

Prepared By: Randal D. Cullen, P.Geo.
Prepared for: Silvercorp Metals Inc.
Effective Date: February 19, 2010

Silvertip Deposit
Resource Estimate

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Silvercorp Metals Inc. (Silvercorp) by Randal Cullen. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in Mr. Cullen’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Silvercorp Metals Inc. subject to the terms and conditions of its contract with the author. This contract permits Silvercorp to file this report as a Technical Report with Canadian Securities Regulatory Authorities. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

Silvercorp Metals Inc.	2
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

CERTIFICATE OF AUTHOR

Randal Cullen, P.Geo
202-1082 Seymour Street, Van, BC
Tel: (778) 997-3597
rd.cullen@yahoo.ca

I, Randal Cullen, P.Geo., am a Professional Geoscientist.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Ottawa with a Master of Science degree in Geology in 1988.

I have practiced my profession continuously since 1988 and have been involved in mineral exploration for gold, diamonds, base metals, titanium, nickel (lateritic and volcanic hosted) and oil sands in Canada, several countries in Africa, Greenland and northern Europe and deposit modeling and resource estimation for gold, zinc, lead, silver, diamonds and oil sands in Canada, South Africa, Namibia and Madagascar.

As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.

This technical report titled “NI 43-101 Technical Resource Update On The Silvertip Property, Northern British Columbia, Canada for Silvercorp Metals Inc.” effective February 19, 2010 (the “Technical Report”) was prepared under my direct supervision. I visited the Silvertip Property in January, 2010. For the Technical Report’s preparation I relied on support from Mr. Li, a resource estimation Geologist employed by Silvercorp. The results of his resource calculations are found in section 17 the Technical Report.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in this Technical Report and that the omission to disclose would make this Technical Report misleading.

I am independent of Silvercorp Metals Inc. applying the test in NI 43-101.

I have read National Instrument 43-101 and Form 43-101FI, and this Technical Report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 22 day of February, 2010.

/s/ Randal Cullen

Randal Cullen, P.Geo.

Silvercorp Metals Inc.	3
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

TABLE OF CONTENTS

1.0	SUMMARY			09

	1.1	RESOURCE ESTIMATE		10
	1.2	POTENTIAL MINERAL DEPOSITS		11
	1.3	RECOMMENDATIONS		11

2.0	INTRODUCTION AND TERMS OF REFERENCE			13

3.0	RELIANCE ON OTHER EXPERTS			14

	3.1	RESOURCE ESTIMATION		14
	3.2	CLAIM STATUS, ENVIRONMENTAL LIABILITIES, LEGAL MATTERS, UNDOCUMENTED AREAS FOR SILVERTIP PROPERTY CLAIMS		14
	3.3	DISCLAIMER		14

4.0	PROPERTY DESCRIPTIONS AND LOCATION			15

	4.1	LOCATION		15
	4.2	OWNERSHIP		15
	4.3	DESCRIPTION		15
	4.4	LAND TENURE		15
	4.5	ENVIRONMENTAL LIABILITY		15

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTRURE AND PHYSIOGRAPHY			18

	5.1	ACCESSIBILITY		18
	5.2	PHYSIOGRAPHY AND CLIMATE		18

6.0	HISTORY			19

7.0	GEOLOGICAL SETTING			22

	7.1	REGIONAL GEOLOGY		22
	7.2	PROPERTY GEOLOGY		22

		7.2.1	Stratigraphy	22
		7.2.2	Structure	31

8.0		DEPOSIT TYPES		32

9.0		MINERALIZATION		34

10.0		EXPLORATION		36

11.0		DRILLING		37

	11.1	IMPLEMENTATION – DRILLING AND LOGGING PROCEDURES		38

		11.1.1	Collar Surveys	38
		11.1.2	Downhole Surveys	39
		11.1.3	Surface Drilling	39
		11.1.4	Underground Drilling	39
		11.1.5	Core Logging	39

Silvercorp Metals Inc.	4
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

12.0	SAMPLING METHODS AND APPROACH			41

	12.1	REVIEW OF SAMPLING METHODOLOGIES BY PROGRAM		41

		12.1.1	1981 - 1986 Programs of Cordilleran Engineering	41
		12.1.2	Strathcona Minerals - 1990	41
		12.1.3	Imperial Metals – 1997 - 2000	41

	12.2	SAMPLE SELECTION		42
	12.3	SAMPLE MARKING		42

		12.3.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	42
		12.3.2	1997 – 2000 (Imperial Metals)	42

	12.4	CORE SPLITTING		42

		12.4.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	42
		12.4.2	1997 – 2000 (Imperial Metals)	42

	12.5	SAMPLE PACKAGING		43

		12.5.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	43
		12.5.2	1997 – 2000 (Imperial Metals)	43

	12.6	TRANSPORTATION		43

		12.6.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	43
		12.6.2	1997 – 2000 (Imperial Metals)	43

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			44

	13.1	GENERAL		44
	13.2	DUPLICATE SAMPLES		44
	13.3	BLANK SAMPLES		45
	13.4	INDEPENDENT ASSAY CHECKS		45

		13.4.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	45
		13.4.2	1997 – 2000 (Imperial Metals)	45

14.0	DATA VERIFICATION			49

	14.1	ASSAY ENTRY VERIFICATION		49
	14.2	COLLAR SURVEY VERIFICATION		50
	14.3	DOWNHOLE SURVEY VERIFICATION		50
	14.4	SITE VISIT		50

15.0	ADJACENT PROPERTIES			53

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			54

	16.1	DENSE MEDIA SEPARATION (DMS) TESTING		54
	16.2	LOCK CYCLE TESTING FOR FINAL GRADES AND RECOVERIES DURING PROCESSING		55

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			58

	17.1	DRILL HOLE DATA		58
	17.2	COMPOSITING		59
	17.3	VARIOGRAPHY		61
	17.4	SPECIFIC GRAVITY		61
	17.5	GEOLOGIC MODELS		63
	17.6	INVERSE DISTANCE INTERPOLATION		64
	17.7	PARAMETERS USED IN CALCULATION AND DETERMINING RESOURCE CATEGORY		64
	17.8	RESOURCES CALCULATION RESULTS		65
	17.9	BLOCK MODEL VALIDATION		72

Silvercorp Metals Inc.	5
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

18.0	INTERPRETATION AND CONCLUSIONS		73

	18.1	SILVERTIP DEPOSIT GEOLOGY	73
	18.2	EXPLORATION	74
	18.3	METALLURGY	74
	18.4	RESOURCE MODELING	75
	18.5	POTENTIAL MINERAL RESOURCE	75

19.0		RECOMMENDATIONS	76

	19.1	RECOMMENDED EXPLORATION PROGRAM	76
	19.2	BUDGETS	77

20.0		REFERENCES	79

21.0		DATE AND SIGNATURE PAGE	81

APPENDIX ONE			82
APPENDIX TWO			94

Silvercorp Metals Inc.	6
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

LIST OF FIGURES AND TABLES

FIGURES
Figure 4.1	Silvertip Property - Location Map	16
Figure 7.1	Location of Silvertip in the Canadian Cordillera	23
Figure 7.2	Main Tectonic Elements of Northern British Columbia and Southern Yukon	24
Figure 7.3	Regional Geology of the Silvertip Area	25
Figure 7.4	Regional Geology Stratigraphic Column	26
Figure 7.5	Geology Map	27
Figure 7.6	Silvertip Area Stratigraphic Column	28
Figure 8.1	Schematic Block Model	32
Figure 13.1	Plot of Check Assays –Ag, Pb, Zn, Au	47
Figure 13.2	Sample vs Dupe Cumulative Frequency - Au	48
Figure 14.1	Site Photos of Core Racks and Core Storage	51
Figure 17.1	Comparative Plot of SG Values	63
Figure 17.2	Indicated and Inferred Resource	69
Figure 17.3	Grade Distribution at Silvertip (plan view)	69
Figure 17.4	65 Zone Grade Distribution (section view)	70
Figure 17.5	Silver Creek Zone Grade Distribution (section view)	71

TABLES
Table 1.1	Global Resource Estimate	10
Table 1.2	Estimated Metal Price and Recovery	11
Table 4.1	List of Claims	17
Table 6.1	History	20
Table 11.1	Diamond Drilling on the Silvertip Property	37
Table 11.2	Collar Survey Companies and Equipment	38
Table 13.1	Au Comparative Analysis Statistics	48
Table 14.1	Drill Hole Samples trapped by QA/QC and Corrected	50
Table 14.2	Stockpile Sample Results	52
Table 16.1	Preliminary Heavy Liquid Test Results	54
Table 16.2	Weight (g) in Density and Size Range	55
Table 16.3	Comparison of Head Grade and DMS Sinks	55
Table 16.4	Jig Separation for Lock Cycle Test	56
Table 16.5	Lock Cycle Test Work Final Metallurgical Balance	57
Table 17.1	Drilling and Core Sampling by Mineralized Domain	58
Table 17.2	Summary Statistics for All Samples in the Silvertip Database	59
Table 17.3	Sample Composite Statistics	60
Table 17.4	Variogram Summary	61
Table 17.5	Descriptive Statistics for SG	62
Table 17.6	Project Limits and Model Cell Block Sizes	64
Table 17.7	Coding for geological models	64
Table 17.8	Search Criteria for Indicated and Inferred Resource	65

Silvercorp Metals Inc.	7
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Table 17.9	Resource Estimate Summary	66
Table 17.10	Resource Breakdown for Individual Zones	67
Table 17.11	Estimated Metal Prices and Expected Recovery	68

Silvercorp Metals Inc.	8
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

1.0	SUMMARY

Silvercorp Metals Inc. has retained Mr. Randy Cullen, P.Geo., to confirm the mineral resource estimates and to further provide a resource update for the Silvertip silver, lead, zinc and gold deposit in northern British Columbia, Canada. Mr. Cullen has been contracted to act as an independent third party for verification of the mineral resource estimates and production of a technical report that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101 Standards of Disclosure for Mineral Projects. The silvertip deposit is wholly contained within the Silvertip property and consists of a contiguous collection of 58 mineral claims located in northern British Columbia immediately bounded by the Yukon border in the north. The project is approximately 90 km by air west-southwest of Watson Lake, Yukon, and lies within NTS map sheet 104-O/16W in the Liard Mining District.

Preliminary work included a review of reporting on exploration and drilling activity going back to the 1950s, collection of QA/QC information into useable formats, and re-estimation of resources based on a new definition of indicated and inferred category boundaries.

The resource estimate was prepared by Mr. Yongwei Li, a Beijing based Silvercorp Geologist, under the supervision of Randy Cullen, P.Geo., a Qualified Person under NI 43-101.

The Silvertip deposit is at the advanced exploration stage and has undergone a number of surface and underground drilling programs and geophysical surveys since the 1955 discovery of an argentiferous galena outcropping on Silvertip Hill by A. Zborovsky, V. Alfody, S. Mezaros and S. Papp working under a government grub staking program. Major surface and underground drilling was initiated in 1982 after discovery of thick massive sulphide mineralization. In the following 20 years, sufficient work to support resource definition in the indicated and inferred categories by drilling 67,335.47 m in 452 surface and underground collared holes and completing 2.2 km of declines and drifting was completed. Imperial Metals Corporation identified and drilled off but did not calculate a resource for the 65 Zone discovery in 1999 and 2000. No further work has been done on the property since 2001. Silver Standard Resources Inc. acquired the property in 2002 and put further work on hold. In February 2010, Silvercorp Metals Inc. signed a definitive agreement to acquire the property from Silver Standard Resources Inc.

Mineralization at Silvertip is hosted by middle Paleozoic carbonates and consists of stratigraphically and structurally controlled cape like bodies or ‘mantos’ of pyrite-sphalerite-galena-sulphosalt massive sulphide. Most of the mineralized zones consist of mantos at or near the limestone’s upper, unconformable contact with overlying argillaceous clastics sediments. Exploration since 1997 has been aimed at finding larger tonnage bodies including feeder zones and mineralized ‘chimneys’ deeper in the limestone.

The results from exploration to date support the interpretation that the Silvertip deposit is in the distal part of a large carbonate replacement system (CRD). High-tonnage ‘chimney’ mineralization may exist at depth directly beneath the present deposit or slightly removed from it due to subsequent thrusting and folding of the host lithologies, but perhaps more likely occurs at some distance away in the more proximal part of the system, closer to the fluid source. A program of property scale exploration to determine the size and geometry of the overall mineralizing system through geological, geochemical and geophysical surveys, and additional diamond drilling is recommended. Vectoring exploration towards the thermal source of the mineralization is considered the best way to improve tonnage potential and advance the project.

Silvercorp Metals Inc.	9
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

1.1	Resource Estimate

The mineral resource estimate has been prepared by Mr. Yongwei Li, a geologist with Silvercorp Metals Inc., verified by the author and is presented in Table 1.1. The base case is a silver equivalent grade of 200 g/t or higher (>200).

		Table 1.1 Global Resource Estimate
Ag Eq. (g/t)	Classification	Tonnage	Silver	Lead	Zinc	Gold
			(g/t)	(%)	(%)	(g/t)
>200	Indicated	2,349,055	352	6.73	9.41	0.54
	Inferred	459,896	343	6.18	9.81	0.23
>400	Indicated	1,976,664	398	7.65	10.35	0.58
	Inferred	357,713	413	7.50	11.05	0.26
>1000	Indicated	705,373	631	12.24	13.18	0.79
	Inferred	120,569	739	12.99	14.59	0.51

The silver equivalent (AgEq.) equation is based on a formula that includes long-term metal prices as well as the metal recoveries metallurgical tests for the deposit by CSMA Mineral Laboratories of the U.K. The silver equivalent calculation formula is shown below:

AgEq. = (Au * 0.5 * 60 + Ag * 0.692) + (Pb * 0.75 * 0.804 * 22.0462 + Zn * 0.75 * 0.847 * 22.0462) / 0.39

Estimated metal prices and recoveries are listed in Table 1.2. The data contributing to the estimate was reviewed and no discrepancies were found with the geological or assay information (beyond minor noted changes). The database meets industry standards and is considered suitable for resource estimation.

Silvercorp Metals Inc.	10
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Table 1.2 Estimated Metal Price and Recovery
Metal	Price	Recovery
Silver	US$0.39/g	69.2%
Gold	US$23.4/g	50%
Lead	US$0.75/lb	80.4%
Zinc	US$0.75/lb	84.7%

The resource estimate is based on interpreted 3D mineralized envelopes grading greater than 200 g/t AgEq. Envelopes were built by digitizing polylines around interpreted mineralization on sections and then connecting these ‘rings’ from section to section with tie lines. The estimate was completed using Surpac® software.

No forward selling of metal (hedging) is planned for this project. It appears possible to generate early revenue by the direct shipment of high-grade ore that is present adjacent to existing underground workings. This plan would require only dewatering, rehabilitation of 200 m of tunnels and mobilizing a small camp and equipment suitable for the operation along an existing access road. Ore would be trucked to port for shipping. This plan would, under conservative estimates for tonnes and costs, provide sufficient capital for infrastructure development and exploration work on the property for the foreseeable future.

1.2	Potential Mineral Deposits

The Silvertip property has the potential to host considerable additional resources. Extensions to the known manto deposits defined as Silver Creek, 65 Zone, Discovery and Discovery North are possible creating a larger contiguous mineralized area. Similar mantos have marked the periphery of much larger systems like Gillman in the western US (11 million tonnes) and St. Eulalia in Mexico (30 million tonnes). Order of magnitude increases in grade and tonnage are possible through discovery of the feeder zones, ‘chimneys’ and ‘pipes’, and the proximal gold-copper-rich mineralization associated with the as yet undiscovered generative intrusions and fluid transport systems associated with the CRD model. To date, there has been insufficient exploration to define these potential additional resources and it is uncertain if these targets will be discovered.

1.3	Recommendations

A work program has been proposed to address the potential for discovery of high tonnage mineralization adjacent and peripheral to the known resource at Silvertip. Based on the CRD model, the exploration program will search for both additional manto-style deposits and the high tonnage feeder zones for these mantos as well as the more proximal copper gold skarn mineralization. These additional deposits may be found below, adjacent to or well removed from the known mineralization as a result of the primary emplacement ‘plumbing system’ or due to subsequent tectonic invents including thrusting and folding that may have displaced the mantos from their source terrain.

Silvercorp Metals Inc.	11
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

The proposed exploration program includes regional-scale geochemical and geophysical surveys to define additional drill targets associated with feeder zones and more proximal gold copper skarn mineralization. Grid-based soil sampling will explore for anomalous Ag, Pb, Zn mineralization peripheral to the Silvertip deposit in a 10 km x 10 km area. Additional CSAMT geophysical surveys will transect the mineralized zones in east–west lines to explore for structures and mineralization that may be associated with feeder zones and proximal deposits. Primary targets are the 65 Zone area, the Camp Creek and Silvertip hill faults along with the main mineralized lobe of the Silver Creek Zone. CSAMT lines are also planned running north–south in the vicinity of the Discovery North Zone to aid in identifying additional mantos as well as extensions to the zone that may bring it into contact with the Discovery Zone.

Follow-up work is proposed to include additional drilling to explore the most compelling targets emerging from the regional scale program as well as in-fill and step-out drilling to upgrade the current resource through discovery of additional manto-style mineralization. Target areas include the gaps between the four zones, especially between Discovery and Discovery North and the gaps between satellite drill holes that have intersected mineralization at points well removed from the contiguous resource areas.

Silvercorp Metals Inc.	12
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

2.0	INTRODUCTION AND TERMS OF REFERENCE

This report was prepared at the request of Silvercorp Metals Inc. to review and update the technical information and resource work completed by the previous owner, Imperial Metals Corporation, in 2002. A new zone, the ‘65 zone’, had been identified and drilled in detail by Imperial at the time of the previously filed technical report, but no resource had been calculated for that zone. Silvercorp Metals Inc. has completed a new resource estimate including the additional 65 Zone resource which is reported herein.

The report provides a resource estimate for four mineralized zones or domains: (i) Discovery, (ii) Silver Creek, (iii) 65 Zone and (iv) Discovery North – collectively known as the Silvertip Deposit. The resource estimate conforms to CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference into National Instrument 43-101, Standards for Disclosure of Mineral Projects.

The Silvertip mineralization is a silver-zinc-lead Carbonate Replacement Deposit (CRD) with metals content, polyphase mineralization, abundant replacement textures, pyrite pseudomorphing pyrrhotite, and wallrock alteration reminiscent of many of the manto chimney CRDs of Mexico and the western US according to Megaw (1998, 2000), an expert engaged by Imperial Metals to review the project. These economically attractive, polymetallic systems can stretch continuously from copper-gold enriched skarns near intrusion contacts in the “proximal” part of the system, to massive sulfide manto and chimney deposits with no exposed igneous relationship in the “distal” areas. Traditionally, these deposits have been considered difficult exploration targets due to a paucity of peripheral indicators to mineralization such as hydrothermal alteration or consistent relationships to breccias or structures.

The Silvertip mineralization consists of silver-lead-zinc massive sulphide, formed by hydrothermal replacement processes in McDame Group limestone. The four main mineralized zones are not exposed, lying between around 50 to several hundred metres beneath the surface, and covered by the sedimentary Earn Group. The Silver Creek area is in the west and northwest; the Discovery area lies farther east and at greater depth; the 65 Zone is south and at depths exceeding 50 m; and the ‘Discovery North’ area, to the northeast, has received relatively little attention to date, but is likely continuous with the other zones.

Silvercorp retained the author to act as an independent qualified person to supervise preparation of this report and the resource estimate contained within. The author is responsible for the report content. The author visited the Silvertip property on January 27th, 2010, and reviewed core marking and storage, the decline portal, the water treatment facility on the property and collected samples from a surface store of ore mined during the underground exploration phase. At Silvercorp’s head office in Vancouver the author was able to review documentation of over 10 years of development work on the property completed by two different owners. No major errors or discrepancies were found in the contributing data and the resource estimate contained herein proceeded on the approved dataset. The resource estimate contained herein is effective as of February 19, 2010.

Silvercorp Metals Inc.	13
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

3.0	RELIANCE ON OTHER EXPERTS

The author is currently an independent geologist as described in section 1.4 of the National Instrument and has prepared this report for Silvercorp in order that it may describe the Silvertip property resource as required in NI 43-101. He has relied upon the following Silvercorp personnel or contractors for the following information on the Silvertip property.

3.1	Resource Estimation

Mr. Yongwei Li, prepared the resource estimate found in Section 17 of this report. Mr. Li is a full time employee of Silvercorp undertaking resource estimation and modeling and is based in China. He is not a qualified person or independent person under the meaning of the National Instrument and worked under the supervision of the author during review of old estimates and preparation of new estimates for the Silvertip property.

3.2	Claim Status, Environmental Liabilities, Legal Matters, Undocumented Areas for Silvertip property claims

Law firm Blake, Cassels and Graydon LLP Ltd., acting under contract to Silvercorp, reviewed the claim status and tenure of implied mineral rights for the claims comprising the Silvertip property. Their review concluded:

The claims are in good standing with an expiration date of October 15, 2010, and may be renewed by making claim for expenditures related to work on the property or paying ‘cash in lieu’ of work.

There is a 5% Net Profit Royalty on eight of the claims. None of the claims where resources have been identified to date falls within this small block.

No significant environmental issues were identified.

3.3	Disclaimer

The quality of information, conclusions and estimates contained herein is consistent with or exceeds the level of detail required in this form of technical reporting. The report is based on: i) information available at the time of preparation; and ii) the assumptions, conditions and qualifications set forth in this report. The report is intended for use by Silvercorp Metals Inc. only and any other use of or reliance on this report by any third party is at that party’s sole risk.

Silvercorp Metals Inc.	14
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

4.0	PROPERTY DESCRIPTIONS AND LOCATION

4.1	Location

The Silvertip property is situated in northern British Columbia, just south of the Yukon border, approximately 90 km by air west-southwest of Watson Lake, Yukon (Fig. 4.1). It lies within NTS map sheet 104-O/16W, in the Liard Mining Division.

4.2	Ownership

The Silvertip property, upon closing on Feb 26, 2010, will be 100% owned by Silvercorp Metals Inc., through a purchase from Silver Standard in February, 2010. Total consideration for the project is CDN$15-million with up to 50% to be paid in Silvercorp common shares and the balance in cash. There is a 5% net profit royalty on eight of the mineral claims but none of the known mineral resources are on the claims on which the royalty applies.

4.3	Description

The property contains silver-lead-zinc massive sulphide zones, and some barite showings about 11 km to the northeast of the main mineralization. The delineated mineralized zones (named Silver Creek, Discovery, Discovery North and 65 Zone) are centered at UTM coordinates 6,643,900 N and 425,200 E (NAD 27). About 2,200 m of underground workings are developed in and near the zones. These have been allowed to flood after the 2001 field work was completed and are under care and maintenance at this time. In the immediate vicinity of the portal, approx. 10,000 tonnes of stockpiled ore, lime mixing shed and two water settling ponds remain from previous programs.

4.4	Land Tenure

The property currently comprises 887 units in 63 contiguous claims and 26 fractional claims, covering an area of approximately 21,575 hectares. These claims have not been surveyed by a designated BCLS. The claims and their current status are listed in Table 4.1.

4.5	Environmental Liability

A $79,000 bond has been posted with the BC Minister of Mines to cover the outstanding disturbance on the property. Since 2002, no significant work has been under taken on the property.

Naturally occurring zinc levels in the creeks draining the property are elevated relative to most areas. To mitigate the impact of possibly adding more zinc to these creeks when dewatering the underground workings during an underground exploration program, a water treatment plant is situated on site. In the past, when used, the plant has been very effective in reducing zinc levels in the water.

Silvercorp Metals Inc.	15
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Figure 4.1: Silvertip property location at the BC/Yukon border (inset shows the main area of interest on the property within the larger Silvertip claim block).

Silvercorp Metals Inc.	16
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Table 4.1: List of claims on Silvertip property

TITLE NAME	TITLE #	UNITS	RECORD DATE	EXPIRY DATE	REQ'D EXP.
TOOTS 4	221837	20	July 6, 1979	October 15, 2010	4,000.00
RENEE 1	221908	12	November 2, 1979	October 15, 2010	2,400.00
BETH 1	222004	12	August 8, 1980	October 15, 2010	2,400.00
BETH 2	222005	20	August 8, 1980	October 15, 2010	4,000.00
BETH 3	222006	20	August 8, 1980	October 15, 2010	4,000.00
BETH 4	222007	18	August 8, 1980	October 15, 2010	3,600.00
WAY # 1	222040	20	October 20, 1980	October 15, 2010	4,000.00
WAY # 2	222041	20	October 20, 1980	October 15, 2010	4,000.00
WAY # 3	222042	20	October 20, 1980	October 15, 2010	4,000.00
WAY # 4	222043	20	October 20, 1980	October 15, 2010	4,000.00
WAY # 5	222044	20	October 20, 1980	October 15, 2010	4,000.00
BULL #1	222049	12	November 12, 1980	October 15, 2010	2,400.00
BULL #2	222050	20	November 12, 1980	October 15, 2010	4,000.00
POST 1	222051	4	November 12, 1980	October 15, 2010	800.00
CLIMAX # 2	222052	20	November 12, 1980	October 15, 2010	4,000.00
CLIMAX # 3	222053	20	November 12, 1980	October 15, 2010	4,000.00
CLIMAX # 1	222055	8	November 26, 1980	October 15, 2010	1,600.00
CLIMAX # 4	222056	20	November 26, 1980	October 15, 2010	4,000.00
CLIMAX # 5	222057	20	November 26, 1980	October 15, 2010	4,000.00
CLIMAX # 6	222058	15	November 26, 1980	October 15, 2010	3,000.00
CLIMAX # 7	222059	15	November 26, 1980	October 15, 2010	3,000.00
CLIMAX # 8	222060	15	November 26, 1980	October 15, 2010	3,000.00
CLIMAX # 9	222061	15	November 26, 1980	October 15, 2010	3,000.00
CLIMAX #10	222062	20	November 26, 1980	October 15, 2010	4,000.00
CLIMAX #11	222063	6	November 26, 1980	October 15, 2010	1,200.00
BULL #4 FR	222064	1	November 26, 1980	October 15, 2010	200.00
WAY # 6	222065	20	November 26, 1980	October 15, 2010	4,000.00
WAY # 7	222066	20	November 26, 1980	October 15, 2010	4,000.00
WAY # 8	222067	20	November 26, 1980	October 15, 2010	4,000.00
WAY # 9	222068	15	November 26, 1980	October 15, 2010	3,000.00
WAY #10	222069	20	November 26, 1980	October 15, 2010	4,000.00
WAY #11	222070	20	November 26, 1980	October 15, 2010	4,000.00
WAY #12	222071	15	November 26, 1980	October 15, 2010	3,000.00
WAY #16	222072	20	November 26, 1980	October 15, 2010	4,000.00
WAY #17	222073	20	November 26, 1980	October 15, 2010	4,000.00
WAY #18	222074	15	November 26, 1980	October 15, 2010	3,000.00
WAY #19	222075	20	November 26, 1980	October 15, 2010	4,000.00
WAY #20	222076	20	November 26, 1980	October 15, 2010	4,000.00
WAY #21	222077	20	November 26, 1980	October 15, 2010	4,000.00
WAY #22	222078	10	November 26, 1980	October 15, 2010	2,000.00
WAY #23	222079	18	November 26, 1980	October 15, 2010	3,600.00
BULL #5	222110	12	July 21, 1981	October 15, 2010	2,400.00
POST 2	222155	9	April 20, 1982	October 15, 2010	1,800.00
POST 3	222156	20	April 20, 1982	October 15, 2010	4,000.00
CLIMAX #12	222183	12	August 24, 1982	October 15, 2010	2,400.00
POST 11	222184	10	August 24, 1982	October 15, 2010	2,000.00
POST 12	222185	15	August 24, 1982	October 15, 2010	3,000.00
POST 13	222186	18	August 24, 1982	October 15, 2010	3,600.00
BULL 7	222187	18	August 24, 1982	October 15, 2010	3,600.00
CLIMAX #13	222233	1	October 20, 1982	October 15, 2010	200.00
CLIMAX #14 FR	222234	1	October 20, 1982	October 15, 2010	200.00
POST 14	222235	2	October 20, 1982	October 15, 2010	400.00
BULL 8	222244	15	January 18, 1983	October 15, 2010	3,000.00
BULL 10	222245	2	January 18, 1983	October 15, 2010	400.00
BULL 11 FR	222246	1	January 18, 1983	October 15, 2010	200.00
BULL 12 FR	222247	1	January 18, 1983	October 15, 2010	200.00
WAY 24 FR	222260	1	June 14, 1983	October 15, 2010	200.00
WAY 25 FR	222261	1	June 14, 1983	October 15, 2010	200.00

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Silvertip Deposit
Resource Estimate

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTRURE AND PHYSIOGRAPHY

5.1	Accessibility

Watson Lake, the main supply centre for operations on the property, is a two-hour drive along the Alaska Highway from the end of the property access road (see below). The nearest commercial airport is in Whitehorse, a 4-hour drive to the northwest, with daily flights to Vancouver. Flight time from Vancouver direct to Whitehorse is about 2 hours.

At Watson Lake the paved Alaska Highway leads west towards Whitehorse. The Silvertip property is accessible via a 25-km gravel road starting from Mile 701 (1128 km) of the Alaska Highway, about 15 km east of Rancheria, Yukon. Total distance from Watson Lake is 132 km of which 107 km is paved with the remainder being a gravel-surfaced, undesignated public road. Access through Whitehorse is available by traveling approximately 345 km southeast along the Alaska Highway to the site access road turnoff.

5.2	Physiography and Climate

The property lies on the northeastern flank of the Cassiar Mountains. The terrain is moderately mountainous, with generally rounded peaks and ridges separated by U-shaped valleys. The highest peaks are about 1,950 m; topographic relief is typically about 300 to 500 m. Roughly 35% of the property is above tree line, which is at approximately 1,450 m amsl.

Temperatures on the property normally range from 20oC in summer to the -45oC to -55oC range in winter. Precipitation is moderate with about half of the annual precipitation occurring as snow. Snow accumulations of 1 m are typical for the area and operations have been carried out on the property 12 months of the year in the past with no significant operational problems.

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Silvertip Deposit
Resource Estimate

6.0	HISTORY

The property history of Silvertip is summarized in Table 6.1.

Galena-rich float was discovered by prospectors on Silvertip Hill in 1955. In late 1956 and 1957, Conwest Exploration Company explored gossanous zones in the McDame Group limestone by drilling and surface and underground workings. Zones of galena and silver-rich values were found but most of the sulphides were thoroughly oxidized.

In 1958, drilling was continued by a joint venture between Noranda Mines Limited, Canex Aerial Exploration Limited and Bralorne Mines Limited. A number of other companies optioned the property between 1960 and 1966, conducting AFMAG and IP surveys over Silvertip Hill to identify drill targets. Other work included photo- and geological mapping, rock and soil sampling, and trenching and stripping. Some good anomalies were found, but follow-up drilling found only deeply oxidized mineralization with generally uneconomic silver grades.

Silverknife Mines Limited owned the Silvertip claims from 1966 until the claims lapsed in the early 1970s. During this time, four rotary holes were drilled (1966) to test IP anomalies, and two diamond drill holes were done on EM survey targets (1967). Two diamond drill holes tested geophysical anomalies in 1968. By this time, the idea that silver-lead mineralization was related to replacement of limestone at its contact with overlying shale was the dominant exploration model for the Silvertip Hill area. However, results were still not encouraging due to various drilling problems, weak mineralization, or deep oxidation.

Very little work was done in the 1970s. The main phase of exploration began in 1980 when Cordilleran Engineering, on behalf of subsequent property owner Regional Resources Limited, was conducting regional reconnaissance in search of shale-hosted, lead-zinc sedex deposits. The property was then known as Midway. They found base metal anomalies in soils and stream sediments about 1,500 m northeast of Silvertip Hill, which led to the discovery of baritic and siliceous gossans of exhalite origin within the Earn Group. Regional mapping, soil and EM surveys followed in 1981, with six diamond drill holes around the exhalite showings. Four of these unexpectedly intersected massive sulphide below the base of the Earn Group, at the top of the McDame Group limestone, and by the end of 1982 the exploration focus had again shifted back to limestone-hosted replacement mineralization.

An aggressive surface drill program was conducted between 1982 and 1984, along with geophysics and petrographic and metallurgical research. Two main blind areas of mineralization were outlined, Silver Creek and Discovery, and a manto-type deposit model was formulated. Encouraged by the apparent size of the mineralized area and the good grade and thickness of sulphides, the company began underground exploration development in the Silver Creek area (1984), followed by 12,383 m of underground drilling over 170 holes, in fans spaced 20 m apart. The results showed that the mineralization was more erratic and discontinuous than had been modeled from the widely spaced surface drill pattern, leading to a reduced estimate of the size of the resource.

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Resource Estimate

Table 6.1 Development History of the Silvertip Claims and Deposit

Year	Operating Company	Drilling Company	Surface Core	Core (m)	Tunneling (m)	U/G Core	U/G Core (m)
1957	Conwest Exploration		11	582	548m	6	786
1958	Noranda/Canex Aerial/Bralorne Mines		3	972		3	972
1961/62	Pegasus		4	495
1963	Exploration		1	51
1966	Silverknife
1967	Mines		2	152
1968	Northern Comstck Mining		2	388
1981	Regional	Amity	6 (NQ)	857
	Resources	Drilling
1982		E Carron	19 (NQ)	5,283
1983		Drilling	32 (NQ)	11,733
1984/85			50 (NQ)	10,981	1,453	142 (BQ); 29 (NQ)	7,578; 4,805
1986			14 (NQ)	2,660
1990		Advanced Drilling			765	68 (NQ)	9,620
1997	Imperial Metals	Olympic Drilling	63 (NQ)	8,594
1999		DJ Drilling	3 (NQ)	1,285
2000		Advanced Drilling				22 (HQ)	3210
Total			210	44,033	2,766	270	26,971

A new underground development initiative was carried out between 1989 and 1991 by operator Strathcona Mineral Services, with the opening of a decline to the east towards the Discovery area, and completion of 9,620 m of underground drilling.

In 1996, Imperial Metals Corporation of Vancouver acquired Regional Resources and renamed the company Silvertip Mining Corporation (SMC). A large exploration program in 1997 comprising diamond drilling, seismic surveying and surface geological mapping resulted in the discovery of a new zone, the Silver Creek Extension, now part of the Silver Creek zone. This added significantly to the total geological resource, which was subsequently recalculated (see Section 17) at 2.57 million tonnes grading 325 g/t Ag, 6.4% Pb, 8.8% Zn and 0.63 g/t Au. In 1998, SMC entered the Environmental Assessment review process with the provincial government for project certification. That year, various environmental baseline studies were done and monitoring procedures instigated, along with a reconnaissance CSAMT (controlled source audio frequency magneto telluric) geophysical survey. This survey revealed a large, vertically oriented low-resistivity anomaly between the Silver Creek South area and the Camp Creek fault, suspected of indicating a sulphide chimney.

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A more detailed, follow-up CSAMT survey was done in 1999, and the best three geophysical targets were drilled. One hole (99-65), intersected thick feeder-style mineralization. This intersection prompted re-opening of a portion of the existing underground workings by de-watering and refurbishment of decline and tunnels in the fall of 1999. This was followed by 3,210 m of underground diamond drilling in January-February, 2000, centred on drill hole 99-65. This drilling identified the Zone 65 area of the deposit in sufficient detail to support a resource calculation for the 65 Zone but a resource calculation was not done. The 65 Zone had failed to live up to the company’s hopes for the addition of significant additional high grade mineralization in the form of a feeder pipe or chimney.

A 14-line, 8.85-line-km natural source Audio Frequency Telluric (AMT) geophysical survey was conducted in the summer of 2001. The grid was installed to the north of the previously known mineralization, in an area where the McDame limestone is not under the cover of the typically graphitic Earn Group sedimentary rocks. The AMT survey was successful in defining previously known geological features that confirmed the techniques effectiveness. At least one strong anomaly evident in the survey data was recommended for drilling, that target is as yet untested.

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Silvertip Deposit
Resource Estimate

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Silvertip property is situated in the northern Omineca Belt of the Canadian Cordillera (Fig. 7.1). The most important element of this region is the Cassiar terrane, composed of Upper Proterozoic through Middle Devonian carbonate and clastic sedimentary rocks formed on a marine platform on the ancient continental margin of western North America (Cassiar Platform), and overlying Devono-Mississippian rift-related clastics (Earn Assemblage). Structurally overlying the Cassiar terrane is a tectonic assemblage of marginal basin and island arc sediments and igneous rocks of the Upper Paleozoic Sylvester allochthon (Fig. 7.2).

The region was moderately deformed by folding and thrust faulting in the Jurassic, and later by extensional and dextral transcurrent faulting in the Late Cretaceous to early Tertiary (Fig. 7.3). The Cassiar Batholith, a large, granite to granodiorite intrusion of mid-Cretaceous age, lies west of the property. Small intrusions and related hydrothermal alteration of possibly Late Cretaceous age are minor but important features of the region.

The main mineral deposits are syngenetic barite +/- lead, zinc prospects in Paleozoic sediments, and skarn and replacement deposits related to Cretaceous intrusive and hydrothermal activity. An account of mineralization in the Rancheria district, including the Silvertip area, is given by Abbott (1983).

The principal sources of regional geology data are Gabrielse (1963), Nelson and Bradford (1993), and Nelson and Bradford’s (1987) open file map of the Tootsee Lake area, from which Fig. 7.3 is adapted. The regional stratigraphy is shown in the stratigraphic column in (Fig. 7.4).

7.2	Property Geology

7.2.1	Stratigraphy

The geology of part of the Silvertip property in the vicinity of the identified resource is shown in (Fig. 7.5), and the stratigraphic column in (Fig. 7.6). Essentially, the area comprises easterly to southeasterly dipping Tapioca sandstone and McDame Group carbonates, overlain by the Earn Group. All these rocks are deformed by generally north-trending faults related to the Tootsee River fault system (Nelson and Bradford, 1993), the most important of which is the Camp Creek fault.

Tapioca Sandstone

This is an informal unit, partly equivalent to the (formal) Sandpile Group. The Tapioca is Silurian to Lower Devonian in age, and roughly 475 m thick. It consists of pale buff-grey dolomitic sandstone to quartzite, silty dolostone and dolostone. The characteristic texture is well-rounded sand grains in dolomitic cement. Good cross-bedding is present locally.

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Silvertip Deposit
Resource Estimate

Figure 7.1: Location Map of Silvertip

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Resource Estimate

Figure 7.2: Geology Map showing the main tectonic elements of northern British Columbia and southern Yukon -- the regional setting for Silvertip. (From Rees, Akelaitis and Robertson, 2000)

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Resource Estimate

Figure 7.3: Regional geology map showing the location of Silvertip with respect to stratigraphic units of the Cassiar Platform, the southern margin of the Cassiar Batholith and the western margin of the Sylvestere allochthon. Adapted from Nelson and Bradford (1967). For legend, see Figure 7.4.

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Resource Estimate

Intrusive Rocks: Late Cretaceous		LK	felsic dikes
Intrusive Rocks: mid-Cretaceous	CASSIAR BATHOLITH	mKg	granite, granodiorite
Lower Mississippian to Upper Permian and Upper Triassic	SYLVESTER ALLOCHTHON	SAII	Division II: basalt, gabbro, serpentinite, chert
		SAI	Division I: argillite, chert, slate, greenstone
Upper Devonian to Lower Mississippian	EARN GROUP	DME	sandstone, conglomerate siltstone, shale carbonaceous argillite
Middle (to Upper?) Devonian	McDAME GROUP	mDM	fossiliferous limestone, dolostone
Silurian to Lower Devonian	TAPIOCA SANDSTONE (informal)	SDTS	dolostone, quartzite dolomitic siltstone, sandstone
Ordovician to Silurian	ROAD RIVER GROUP	OSRR	carbonaceous, partly calcareous slate, siltstone, black limestone
Middle? or Upper Cambrian to Lower Ordovician	KECHIKA GROUP	€OK	argillaceous limestone, calcareous slate, siltstone
Lower Cambrian	ATAN GROUP: Rosella Formation	l€R	limestone, dolomitized limestone Archeocyathid-bearing
	ATAN GROUP: Boya Formation	l€B	Quartzite, argillite

Figure 7.4: Regional geology stratigraphic column (From Rees, Akelaitis and Robertson, 2000)

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Resource Estimate

Figure 7.5: Surface geological map of the main Silvertip deposit showing the areas of mineralization and plan view of underground workings. For regional location of map, see Figure 7.3.
(From Rees, Akelaitis and Robertson, 2000)

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Silvertip Deposit
Resource Estimate

SYLVESTER ALLOCHTHON
SAl
chert, slate, phyllite, limestone, greenstone
EARN GROUP
Upper Cycle
Coarser
DME2b
(over 200 m)
chert-argillite pebble conglomerate, coarse sandstone-greywacke, minor siltstone
DME2a
(400 - 640 m)
disrupted, interlaminated siltstone, sandstone
2ap
soft-sediment slumping and shearing
minor silica-pyrite exhalite
OZ
2as
siltstone, mudstone, sandstone, calcarenite, laminated siliceous exhalite
FZ
UZ
2ac
siltstone, calcarenite, shale, exhalites
DZ
DZ
laminated silica - massive sulphide exhalite
2aa
carbonaceous shale, mudstone
Lower Cycle
Coarser
DME1b
(40-290 m)
interbedded sandstone-greywacke, conglomerate, siltstone
interbedded sandstone - siltstone
laminated siltstone, sandstone
DME1a (5-45 m)
1aa argillite, siltstone. 1ac calcarenite
McDAME GROUP
Subunit 1
LOWER ZONE massive sulphide
mDMl
(260 m)
fossiliferous limestone, limestone breccia
Subunit 8
mDMd
(~110 m)
laminated dolostone, dolomitic breccia, dolomitic limestone
TAROCA SANDSTONE
SDTS
dolostone, sandy dolostone, dolomitic quartzite

Figure 7.6: Stratigraphic column of the Silvertip area.
(From Rees, Akelaitis and Robertson, 2000)

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McDame Group
This carbonate unit hosts the massive sulphide mineralization at Silvertip. It consists of a lower dolomitic unit, about 100 m thick, and an upper limestone unit up to 260 m thick. The McDame is Middle Devonian, but may extend into the Upper Devonian.

The lower dolomitic unit consists of pale to dark buff-grey or blue-grey, very fine-grained dolostone and silty dolostone, grading upwards into dolomitic limestone. The rocks are fairly well bedded, and locally have fine cryptalgal laminations. In contrast to the overlying limestone unit, this unit has a uniform, non-bioclastic texture. It is distinguished from the underlying Tapioca sandstone by the absence of sand grains or siliceous component, and by its colour and less blocky weathering.

The main, upper part of the McDame Group is composed of distinctive bioclastic limestone, noted for its rich fauna of stromatoporoids, corals and brachiopods. The limestone is pale to dark bluish-grey and fine to medium grained with a crystalline texture. It is moderately to thickly bedded (up to one or two metres). Parts of the limestone have been hydrothermally altered to a buff-grey, medium-grained dolostone, or to a pink or white, crystalline ‘marble’.

The stromatoporoid Amphipora is characteristic of the limestone, as are several forms of massive stromatoporoids. The stratigraphic distribution of these fossils and of solitary and colonial corals and thick- and thin-shelled brachiopods has been used to construct a detailed biostratigraphy of the McDame, resulting in its subdivision into 8 subunits (Fig. 7.4). This scheme is the principal tool used in drill core logging and the subsurface reconstruction of the McDame, although the bioclastic facies are generally not recognizable in surface outcrops because of weathering.

Brecciation is another important feature of the McDame limestone, again most conspicuous in drill core. Some of these are primary depositional breccias related to karst erosion (see below), and others were formed much later by solution collapse processes due to hydrothermal activity accompanying mineralization.

Earn Group
In the Late Devonian, the carbonate platform emerged above sea level for a time, and the McDame limestone was karst eroded. This episode ended with crustal extension, re-submergence, and the deposition of the succeeding Earn Group siliciclastics in the Late Devonian through Early Mississippian. The basal Earn was deposited disconformably on the McDame with little or no angular discordance, but stratigraphic relief due to dissection at the unconformity is up to 165 m. The top of the Earn is not preserved; the known thickness in the area ranges between 600 and 1,000 m.

The Earn comprises two coarsening-upward cycles (1 and 2) of distal to proximal turbiditic siliciclastics. In each sequence, the lower part is characterized by carbonaceous, siltstone-mudstone and lesser sandstone or greywacke (1A and 2A), and the coarser, upper part by sandstone-greywacke and chert-pebble conglomerate (1B and 2B). The rocks were deposited as intertonguing turbidite fans in extensional basins or half-grabens with restricted circulation.

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Unit 1A
The basal Earn Group consists of very carbonaceous mudstone to siltstone (1AA), deposited directly on top of the McDame limestone, or in cavities at some depth below the unconformity, due to the muddy sediment infiltrating the karst features. These inclusions of Earn in the McDame are termed ‘enclaves’. The rocks are fine grained and finely laminated, and indicate low energy deposition under euxinic conditions. Syngenetic or diagenetic pyrite is present, generally less than 2%. The bottom few metres of 1A are commonly calcareous (1AC). Total thickness is up to 45 m.

Unit 1B
The upper, coarser part of the lower cycle begins with interlaminated siltstone and sandstone, which becomes predominantly medium- to thickly bedded sandstone up-section. The sandstone is grey, medium- to coarse-grained greywacke, characterized by chert-rich detritus. Sandstone beds are generally centimetres to decimetres thick, separated by beds of siltstone or interlaminated sandstone-siltstone. These lithologies may be somewhat calcareous in places. Pyrite, mainly syngenetic or diagenetic, typically varies between 1 and 3%, and is more prominent in the more argillaceous beds or laminae than in the sandstones. Graded beds of chert-argillite pebble conglomerate are common; they may be two metres thick in the upper part of the unit.

The higher energy conditions implied by unit 1B suggest increasingly active, fault-controlled block uplifts and erosion in the basin. This mode of formation probably contributes to the wide variation in the thickness of unit 1B, which ranges from as little as 60 m to 200 to 300 m.

Unit 2A
This is the lower, finer grained part of the upper cycle, and is the thickest and most inhomogeneous unit in the Earn Group. It is between 200 and 640 m thick. Subunit 2AA at the base is recessive, dark grey to black carbonaceous mudstone to siltstone. Above it is the lowest and generally thickest and most important of the several exhalite subunits that are diagnostic of Unit 2A: the D-zone exhalite. It consists of pale grey to buff, fine-grained, siliceous and pyritic, laminated exhalite. Above the D-zone is 2AC, a calcareous interval comprising interlaminated siltstone, calc-arenite and locally impure limestone; it is 5 to 80 m thick. This is followed by a more siliceous subunit up to 100 m thick, 2AS, consisting of thinly laminated siliceous siltstone, slate and fine sandstone. In addition to the D-zone, several other minor exhalites occur within subunits 2AC and 2AS. They are typically no more than a few metres thick, and some are probably not very laterally continuous. It is not clear if they occur consistently at the same stratigraphic horizons from place to place.

The thickest (up to 450 m) and most characteristic subunit of unit 2A is 2AP, which is composed of thinly to thickly interbedded and finely laminated slaty siltstone and fine- to medium-grained sandstone. The main feature of 2AP is the disrupted structure of the sandstone laminae that have been broken into discrete, sheared and rotated lenses millimetres to centimetres in size, due to slumping and soft-sediment deformation of a semi-consolidated turbidite sequence.

Unit 2B
The highest unit of the Earn is 2B, which is marked by the abrupt appearance of coarse, chert- and argillite pebble conglomerates above subunit 2AP. It represents the upper coarse-grained component of the second cycle. These polymictic conglomerates are thickly bedded, and commonly contain subunits of very well bedded greywacke-sandstone. They are typically matrix supported, and the clasts are rounded to subrounded. Unit 2B is at least 200 m thick. It is quite similar to unit 1B, but is distinguished by its coarser components, thicker bedding, and a lower amount of siltstone.

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7.2.2	Structure

The basic structure of the Silvertip area is not complicated. Like the rest of the immediate region, it is dominated by faulting rather than folding. Strata generally strike north to northeast and dip gently to moderately east to southeast. There are no fold closures affecting the local map pattern, which is characterized by a general younging of units eastwards, broken up by faults.

The main regional ductile deformation resulted from crustal shortening in the Jurassic, when the Sylvester allochthon was tectonically emplaced onto the Cassiar stratigraphy and all units were subjected to folding, thrusting and foliation development, accompanied by very low grade metamorphism. The main foliation is generally parallel to bedding. A prominent extension lineation, trending north-northwest, is represented by elongated clasts in the Earn conglomerates, and is kinematically related to the foliation. A north-northwest-striking, moderately dipping crenulation of this foliation is discernible in argillaceous laminae and locally on foliation surfaces. Drilling and mapping in the main Silvertip deposit area indicates that no significant folds are present here, but minor thrusts do occur and larger thrusts have been mapped farther west towards the Cassiar Batholith and elsewhere in the Cassiar terrane.

Faults related to the Tootsee River fault system are Late Cretaceous through early Tertiary in age. The faults are mainly extensional with dominantly dip slip to oblique slip, east-side-down displacement. They strike predominantly north, ranging between northwest and northeast, and dip steeply. The most important fault in the deposit area is the Camp Creek fault, which in cross-section has a vertical separation in the order of several hundred metres, down to the east. Several other faults with the same general geometry are known in the area from drill hole information and surface mapping, but have much smaller, down-to-the-east displacements, in the range of metres to tens of metres.

The main area of mineralization is known in more detail because of the large amount of drilling. Here, reconstruction of the unconformity surface between the Earn and McDame groups shows that it dips gently to the south, but appears to undulate around gently southeast-plunging axes. It is not clear how much of this undulation is due to buckling and how much is the effect of block faulting or even pre-Earn dissection of the McDame.

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Silvertip Deposit
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8.0	DEPOSIT TYPES

The Silvertip mineralization is a silver-zinc-lead Carbonate Replacement Deposit (CRD) with metals content, polyphase mineralization, abundant replacement textures, pyrite pseudomorphing pyrrhotite, and wallrock alteration reminiscent of many of the manto-chimney CRD’s of Mexico and the western US (Megaw, 1998).

These economically attractive, polymetallic systems can stretch continuously from copper-gold enriched skarns near intrusion contacts in the “proximal” part of the system, to massive sulfide manto and chimney deposits with no exposed igneous relationship in the “distal” areas. Traditionally these deposits have been considered difficult exploration targets due to a paucity of peripheral indicators to mineralization such as hydrothermal alteration or consistent relationships to breccias or structures.

Figure 8.1: Schematic block diagram illustrating the general genetic model of the Late Cretaceous intrusive-hydrothermal system and mineralization at Silvertip. From Rees, 1998

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Resource Estimate

In the case of Silvertip, mineralization and geology indicate that the resources identified to date likely represent the distal portions of the CRD system and that the higher grade feeder ‘chimneys’ and the proximal copper-gold skarn portions of the system have not been found. Similar manto-style mineralization is found adjacent to Silvertip (Silverknife) to the west. To the northeast in the Yukon Territory, but within 30 km of the Silvertip deposit, similar mineralization has been found at Meister River, Jax, Head and Veronica as listed in Yukon MINFILE. These discoveries vary from drilled prospects (Meister River) to showings (Veronica) but, if genetically related to Silvertip and Silverknife, provide evidence for the presence of a larger scale mineralizing system centered in the area.

Silvertip mineralization discovered to date extends over an area 400 m (east-west) by 600 m (north-south). The deposit is blind to the surface, intersected by drilling at depths ranging from 75 m to 300 m below topography. The deposit is shallowest in the western portion and deepest to the east with dips ranging from near zero at the shallow points to in excess of 45 degrees to the east. In general the deposit conforms to the folded contact between Earn Group metasediments and McDame limestones although mineralization has been encountered enclosed entirely within the upper sediments and entirely within the lower limestones demonstrating the ‘planes of weakness’ following and ‘void filling’ nature of the distal parts of CRD style deposits.

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Resource Estimate

9.0	MINERALIZATION

The Silvertip mineralization consists of silver-lead-zinc massive sulphide, formed by hydrothermal replacement processes in McDame Group limestone. In Silvertip terminology, it is known as “Lower Zone” (Fig. 7.6). The main mineralized zones are not exposed, lying between about 50 m and several hundred metres beneath the surface, and covered by the Earn Group. These zones are mainly north of Silvertip Mountain and east of Camp Creek (Fig. 7.5). The ‘Silver Creek’ area is in the west and northwest; the ‘Discovery’ area lies farther east and at greater depth; and the ‘Discovery North’ area, lying to the north, has received relatively little attention to date, but is likely continuous with the other zones.

Another type of lead-zinc sulphide mineralization is present on the property, namely Early Mississippian syngenetic ‘sedex’ deposits associated with siliceous to baritic exhalite subunits in unit 2A of the Earn Group (see section 7.2.1, above). These were the original exploration target on the property in 1980. They are not considered economic, although they are of interest because they contain a sulphide overprint that may be related to the much younger hydrothermal event that mineralized the McDame carbonates structurally below.

The main sulphide deposits formed by the interaction of hot, magmatically derived, metal-enriched hydrothermal fluids with McDame carbonate rocks (see Figure 8.1, above). The source of the fluids has not been found, but an area of quartz-sericite-pyrite alteration on the surface south and southeast of Silvertip Mountain might indicate a buried intrusion below. This alteration has a fluorine signature, and has been dated at around 70 Ma (Late Cretaceous), the same age as felsic intrusions exposed elsewhere in the region. On this basis, the mineralizing event is assumed to be Late Cretaceous in age, although it may be slightly older.

Most of the mineralization defined so far occurs at the top of the McDame limestone, at or near the unconformable contact with the Earn Group, although significant sulphides are also present much deeper in the McDame. The massive sulphides are in the form of gently plunging tubes, or cape shaped mantos, up to about 20 m thick and 30 m wide, and in places extending for at least 200 m. Narrower and thicker bodies of massive sulphide, between 20 and 30 m thick, have been intersected locally by past drilling, and are probably discordant, vertically oriented (minor) chimneys connecting mantos at different levels. Sulphide intersections deeper in the McDame are much less well defined; most are probably also mantos, but some might be parts of structurally hosted chimneys (no scale implied) or connections between stacked mantos.

Contacts between the massive sulphides and the host limestone can be remarkably sharp, but transitional zones of alteration (silicification, dolomitization) and recrystallization and brecciation are common (not all the dolomitization is related to the mineralization event – some is much older). The mineralization consists of early-formed pyrite, pyrrhotite and sphalerite and lesser galena, and a slightly younger, higher temperature, sulphosalt-sulphide suite of minerals. The latter contain the main silver-bearing phases including pyrargyrite-proustite, boulangerite-jamesonite and tetrahedrite (freibergite), as well as silver-rich galena. Quartz and calcite are the main gangue minerals and locally fill late-stage vugs and cavities. Brecciation of sulphides, mixed with limestone vein quartz and calcite, attest to multiple phases of fluid infusion and intra-mineral, solution collapse processes. Unmineralized, crackle- or rubble brecciated limestone is common, as are tectonic stylolites. Some rubble and matrix breccias are of Late Devonian paleokarst origin, although they too may be infiltrated by sulphide replacement, as they represent suitable ‘ground preparation’. Paleokarst is probably only an indirect controlling factor with respect to mineralization.

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Resource Estimate

The main control on the mineralization in the deposit area is the Earn unconformity which formed a relatively impermeable cap to the upwelling fluids, concentrating the development of mantos at or near the top of the McDame. The Silvertip mantos are believed to have been fed from depth, at some point in the system, by structurally controlled chimney feeders. These feeders were possibly channeled in faults such as the Camp Creek fault and numerous subsidiary fractures, or along other faults such as those in the Discovery area where the unconformity steps down to the east. Many intra-limestone mantos, which occur 100 m or more vertically below the unconformity, probably formed by lateral fluid flow branching off from the feeders, and were controlled by a combination of structural and stratigraphic permeability contrasts. The main zone of chimney development, if it exists, has not yet been discovered, and is believed to occur closer to the thermal source of the system.

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Silvertip Deposit
Resource Estimate

10.0	EXPLORATION

The area has been under investigation since the mid-1950s when the only known outcropping was found. Subsequent programs over the years have included surface mapping, geophysics (both airborne and ground based), geochemical surveys of soils and stream sediments, trenching, drilling, and underground tunneling to provide drill access to deeper levels of the deposit and to inspect the mineralization in-situ. See Section 6: History and Table 6.1 for a more detailed description of past owners and their programs.

The most recent exploration on the property was undertaken by Imperial Metals Corporation in 2001 with completion of a 14-line, 8.85 line-km natural source Audio Magneto Telluric (AMT) survey. The grid was installed to the north of the previously known mineralization in an area where the McDame limestone is not under the cover of the typically graphitic Earn Group sedimentary rocks. Although the survey was successful in defining previously known geological features confirming the technique’s effectiveness and has identified at least one strong anomaly that has been recommended for drilling, these targets are as yet untested.

Before acquisition of the property in February 2010, Silvercorp Metals Inc. conducted a review and validation of data and the compilation of plans for further exploration within the currently defined mineralized zone and in areas in the periphery considered prospective for discovery of feeder pipes and chimneys (proximal to source) which have the potential to dramatically increase tonnage and grade under the CRD geological model.

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Silvertip Deposit
Resource Estimate

11.0	DRILLING

Drilling at Silvertip dates back to 1955 when nine diamond drill holes were completed on Silvertip Hill. A total of 26,971 m of underground and 44,033 m of surface core drilling have been completed to date. Due to the irregular shape of the unconformable sulphide bodies, the mineralization is usually drilled on a grid pattern such that the drill intercepts are on the order of 20 m apart. With wider spaced drilling, the confidence in sulphide body shape and size drops significantly. The exploration of the Silvertip deposit as it is currently understood began in earnest in 1980 and 1981 when sulphide thicknesses of greater than a metre were intersected in the ‘lower zone’ target, thought at the time to be syngenetic exhalative type sulphide. The progress of diamond drilling is outlined in Table 11.1. These numbers are subject to change slightly, as all pre-1987 measurements were in feet and converted to metres for reporting purposes.

Table 11.1 Diamond Drilling on the Silvertip Property

Year	Operating Company	Drilling Company	Surface Core	Core (m)	Tunneling (m)	U/G Core	U/G Core (m)
1957	Conwest Exploration		11	582	548m	6	786
1958	Noranda/Canex Aerial/Bralorne Mines		3	972		3	972
1961/62	Pegasus Exploration		4	495
1963			1	51
1966	Silverknife Mines
1967			2	152
1968	Northern Comstck Mining		2	388
1981	Regional Resources	Amity Drilling	6(NQ)	857
1982		E Carron Drilling	19(NQ)	5,283
1983			32(NQ)	11,733
1984/85			50(NQ)	10,981	1,453	142(BQ) 29(NQ)	7,578; 4,805
1986			14(NQ)	2,660
1990		Advanced Drilling			765	68(NQ)	9,620
1997	Imperial Metals	Olympic Drilling	63(NQ)	8,594
1999		DJ Drilling	3(NQ)	1,285
2000		Advanced Drilling				22(HQ)	3210
Total			210	44,033	2,218	270	26,971

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Underground drilling is often necessary to properly assess some areas of deeper mineralization where it is not practical to drill very long holes on a tight grid. Underground drilling began with the excavation of a short adit in 1957 but was largely unsuccessful. Following surface drilling of the Discovery Zone in 1981 the deposit was better understood and the need for underground drilling arose again. In 1984, 1,453 m of adit was constructed and 171 BQ drill holes totaling 12,383 m of drilling was completed in fans and as single exploration holes to follow the Earn/McDame contact hosted mineralization that is now the Silvertip resource. A further 765 m of exploration tunneling was completed in 1989 and another 68 NQ drill holes totaling 9,620 m were drilled. The property then lay dormant until 1997 when Imperial Metals bought Regional Resources. In 1999, Imperial restored a portion of the underground workings to allow underground drilling to follow up a geophysical target which had been drilled from surface that year (99-65) and completed 22 BQ holes using two electric ADL 150 superdrills in 2000. This work defined the ’65 Zone’ and marked the termination of drilling activity at Silvertip.

11.1	Implementation – Drilling and Logging Procedures

The procedures for core logging and sampling vary from company to company. Summarized here are the procedures used by Cordilleran Engineering, Strathcona Minerals and Imperial Metals which programs comprise the information that was collected for the resource estimate detailed in this report.

11.1.1	Collar Surveys

Surface drilling was undertaken in several campaigns from 1981 to 1999. Collars were located by regular chain and transit methods. Equipment used and the companies carrying out the surveys are listed in Table 11.2. Subsequent to the 1981 season, surveys were undertaken by a contracted surveyor using rented equipment. No survey certificates are included in the database for this project.

Table 11.2 Collar Survey Companies and Equipment

Year	Surveyor	Address	Collar Survey Equip	Downhole Survey Equip
1981	Hosford, Impey, Welter and Associates	Whitehorse, Yukon	Wilde T2 theodolites (angles); Wilde D14-L (distance)	Sperry Sun
1982 - 1986	Cordilleran Engineering	Vancouver, BC	Various EDM instruments	Sperry Sun
1989-1990	Strathcona Mineral Services	Toronto, Ont
1997-2000	Imperial Metals	Vancouver, BC	Transit and EDM	Sperry Sun (1997 – 1998); Reflex EZShot (1999- 2000)

With Imperial Metals as operator, hole collars for all programs were located by theodolite and distance measuring equipment or by EDM. Underground collars were either surveyed individually or located by theodolite and EDM (2000) stepped off from underground stations created by earlier surveyors.

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11.1.2	Downhole Surveys

Downhole surveys of dip and azimuth were taken at a nominal 40 m spacing downhole. Equipment used is biased towards the Sperry Sun tool before 1999 at which point the more advanced Reflex EZ shot was used by Imperial Metals for surface and underground holes.

11.1.3	Surface Drilling

Drilling at surface has collected NQ-sized core since the early property work undertaken by Cordilleran Resources in 1981. This core size is conducive to good recovery in poor ground without compromising rate of advance. Surface drilling contractors are listed in Table 11.1. Recovery of core was generally good, exceeding 80%. Areas of core loss include shale layers near the Earn/McDame contact, and breccia zones related to faulting.

11.1.4	Underground Drilling

Underground exploration to define the Silvertip deposit began in 1984/85 when 171 BQ and NQ sized drill holes were completed. This was followed up in 1989 with a further 68 NQ holes and in 2000 the 65 Zone was drilled from underground with 22 BQ holes. Contractors for underground drilling are listed in Table 11.1.

11.1.5	Core Logging

Cordilleran Engineering 1981- 1989

Core was logged using coded forms to aid in rapid recording and retrieval of information. Units were described using a number code and based on a catalogue of unit descriptions developed by site geologists with reference to previous work. Codes were established for geological units, geological groups, alteration, mineralization type as well as miscellaneous codes for overburden, gouge and lost core. Core loggers used written logs which were subsequently typed into a computer database.

There is no written record of core-handling procedures or sampling procedures for these programs, however, inspection at site of core boxes from this time period indicate that depth intervals are marked with wooden tags, core boxes are labeled with hole ID, from and to distances for the box and core is stacked neatly with most boxes surviving intact to the time of the most recent site visit.

Imperial Metals 1997- 2000

At the rig, the core tube was emptied into HQ core boxes, with wood blocks to indicate the footage at the top of each core run. Core was logged and sampled indoors. When logging, all core boxes for the hole were laid out. Footage marked on the wood blocks was converted to metric, and the top and bottom depths of the core in the box were measured. These numbers were written on the core box with a felt pen for identification in photographs. During and following logging, the hand written drill logs were entered into the Surpac DrillPad computer program. Aluminum tape embossed with the hole number, box number, and depth interval were stapled to the end of each core box, for identification when it is stacked in racks.

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Core was then logged (geological and geotechnical) and photographed. After logging, the relevant boxes were set aside for sampling (see Section 12 below). Finally, all core was transported to the core racks on site for long-term storage. Core racks built on the Silvertip property were of superior design and stability, constructed with high quality material. Suitable weather resistant roofing was in place to keep the core and core boxes dry, to facilitate long-term preservation of the core. Unfortunately these high-grade materials proved too attractive to passing hunters and backwoodsmen and the roofs to the core facilities began disappearing after Imperial Metals left the area upon sale of the project to Silver Standard in 2002. Core was subsequently removed from the core racks by Silver Standard employed personnel and stacked on the ground for greater security through difficulty in access. These core stacks have remained largely intact over the intervening years suffering loss of some of the identification labels along the most accessible boxes on the outside of the piles but otherwise it has been undisturbed.

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Resource Estimate

12.0	SAMPLING METHODS AND APPROACH

12.1	Review of Sampling Methodologies by Program

12.1.1	1981 - 1986 Programs of Cordilleran Engineering

Inspection of core stored at the site and photographic records made during logging indicate that the core sampling procedures followed were straight forward. Core was split using a core splitter or where material was heavily weathered or disaggregated a spoon was used. Samples were taken of half core with the remaining half stored in the core box for future reference. Sampled intervals are marked in the core box with Dymo® tape and flagging. Sample numbers are recorded on drill logs and on the labels within the core boxes.

Sampled intervals included areas of visible mineralization at all scales as well as low grade to unmineralized rock at least 1 metre either side of a mineralized intersection. In some cases very narrow veinlets or thin layers of mineralization, amounting to less than 5 cm in some instances were sampled. These samples appear to have been taken in an attempt to identify the different types of mineralization on the property. They do not impact the resource calculation.

Sample duplicates were taken at irregular intervals as a check on results. The main geochemistry lab used by Cordilleran was Bondar Clegg (now ALS Chemex) for geochemical analysis and Fire Assays. Duplicate samples from the mineralized zones were sent to Chemex (now ALS Chemex) for Fire Assay.

12.1.2	Strathcona Minerals - 1990

Sampling was as above with the exception that for the 68 underground drill holes completed by Strathcona Minerals samples were sent to Northern Analytical Services in Whitehorse for geochemical analysis and Fire Assay with duplicates for Fire Assay sent to Chemex (now ALS Chemex).

The QA/QC for sample results did not include insertion of blanks and duplicates into the sample stream; however, by submitting check samples to a second lab for comparative results, the requirement of an audit stream for results has been met and the data is considered sufficiently accurate for resource calculations.

12.1.3	Imperial Metals 1997 - 2000

The Imperial Metals program completed under the requirements of NI 43-101 is more completely described. The sampling procedure used by Imperial Metals was developed under the guidance of Dr. Barry Smee, P.Geo., a renowned geochemist whose area of expertise is quality assurance and control of sampling in the mining industry. Dr. Smee completed an on-site audit of the Quality Control program at Silvertip and produced a written report in 1997.

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12.2	Sample Selection

Samples of drill core were generally taken only in areas of sulphide mineralization. Although samples were selected from the zones of exhalative type sulphides in the Earn Group sedimentary rocks, none of those zones were used in the calculation of resources. Limestone hosted sulphides, or Lower Zone mineralization, were always selected for continuous sampling and barren samples of rock above and below the mineralized zones were taken as well. This procedure was relatively straightforward due to the stark visual contrast between the sulphides and the barren host rock. Sample length in the sulphides was restricted to 1.5 m and very often smaller intervals were selected for sampling areas within the larger sulphide zone that had similar characteristics (e.g. high galena content, or high content of barren breccia fragments).

12.3	Sample Marking

12.3.1	1981- 1990 (Cordilleran Engineering and Strathcona Minerals)

For programs from 1981 1990, sample intervals were marked on core boxes using Dymo tape at the beginning and end of each sample. Tape markings include sample number, from-to and hole-ID. The labels are stapled to the core dividers within the box. Samples were collected and bagged as a separate operation to logging. Bags are marked on the outside with a sample number and a metal tag with the sample number embossed was placed inside the sample bag.

12.3.2	1997- 2000 (Imperial Metals)

Sample numbers and intervals were marked on the core boxes and the core itself with a grease pencil. Sample tags (water resistant paper) were prepared before sampling to prevent errors in sample sequencing. These tags were prepared in triplicate: 1-office copy, 2-field copy, 3-lab copy. The sample numbers were recorded in the DrillPad computer program as the logs were entered.

Samples were collected one at a time to avoid confusion, contamination or mis-numbering. Aluminum tape with the sample number was stapled onto the core box edge or divider at the beginning and end of each sample length. Samples were double-bagged to minimize contamination should the bags break during transport. The sample number was written in felt pen on both of the bags, and the sample tag was placed between the two bags to reduce degradation of the tag. Sample bags were sealed with zap-strap fasteners as soon as the sample was collected.

12.4	Core Splitting

12.4.1	1981- 1990 (Cordilleran Engineering and Strathcona Minerals)

Intact and competent core was split with a manual core splitter. Half core was submitted for geochemical analysis and the remaining half was replaced in the core box as a geological record of the intersection. Samples consisting of poor quality core or unconsolidated material were halved using a putty knife, and half removed from the core box with a spoon; both tools were stainless steel.

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12.4.2	1997 - 2000 (Imperial Metals)

Intact and competent core was cut with a rock saw. Attention was paid to the orientation of the core to maintain a common orientation within a sample, where possible. Heterogeneous mineralization was sawed in a way that minimized compositional bias. The sample area was cleaned after the collection of each sample. Samples consisting of poor quality core or unconsolidated material were halved using a putty knife, and half removed from the core box with a spoon; both tools were stainless steel.

12.5	Sample Packaging

12.5.1	1981 - 1990 (Cordilleran Engineering and Strathcona Minerals)

Sample handling is not detailed in any reporting from this period.

12.5.2	1997 - 2000 (Imperial Metals)

Samples were kept in numbered order while being packaged. Tamper proof plastic pails (20-litre) were used for transport of the samples. A tally of samples in each pail was kept in order to cross check the number of samples on the invoice to the number of samples actually being shipped. The invoice was not filled out until a shipment was to be sent. Pails were filled at the completion of sampling of a hole and sealed immediately prior to transport.

12.6	Transportation

12.6.1	1981 - 1990 (Cordilleran Engineering and Strathcona Minerals)

There is no detailed record of sample shipment methodology or chain of custody for these programs.

12.6.2	1997- 2000 (Imperial Metals)

The frequency of sample shipments was one or more shipments per week. Transportation off the property and to the expediter in Watson Lake (Yukon) depended on the schedule of SMC staff. Otherwise, an expediter would come to the property and pick up the samples. From Watson Lake, the samples were trucked by a trucking firm (Byers) to the Bondar Clegg laboratory in North Vancouver, British Columbia.

Chain of Custody is an assurance that the geological samples have been transported in such a manner as to be secure and completely traceable from field to laboratory. From the time the samples left the Silvertip property to the time that the Company received final analysis, the Chain of Custody is in effect. Progress through the assay labs in North Vancouver is also traceable.

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Resource Estimate

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Quality assurance and control (QA/QC) programs are devised to ensure the detection of errors or tampering with samples that are eventually used to calculate the resource estimate provided in section 17 of this report. Errors or tampering could happen at any stage of the sample life , from the time that it is pulled from the core tube at a drill site to the time that a numeric value is recorded in a laboratory that will serve as a representation of the concentration of elements in the rock that are of economic interest. The precision and accuracy of the values provided by the labs are not considered to be exact measurements of the elemental concentrations, but rather a reasonable estimate of the concentration. The following section describes the different components of the QA/QC program that could result in the detection of errors or tampering and trigger an investigation of one or more samples.

For the Silvertip project, no evidence of tampering with the samples has been detected. The QA/QC programs did identify a problem with the analytical technique that was used for some of the lower grade silver assays in 1997. That problem was corrected and new procedures implemented to ensure that silver values were not understated.

13.1	General

Errors resulting from poor handling of the samples can occur in the field (i.e. at the drill or in the core shack), during transport or within the laboratory. The early programs on the Silvertip property (1981 1990) relied on duplicate sampling using two independent laboratories for comparative analysis as their main QA/QC methodology. Independent analysis is an efficient method of trapping errors anywhere within the processing stream.

During Imperial Metals programs, a combination of blank and duplicate samples, introduced into the sample suite from the field and by the laboratory, can locate problem areas. Blank samples are used to detect sample preparation errors (contamination) in the lab, and the duplicates test reproducibility and detect inadvertent sampling bias in the field. Blank or duplicate samples were inserted at approximately every tenth sample.

In addition, a small sample suite consisting of 35 samples, randomly picked from drill holes SUD-00-70 to 73 and SUD-00-75, were sent to Acme Analytical Laboratories of Vancouver for analysis as an independent check on the results received by SMC from Intertek Testing Services (Bondar Clegg) of North Vancouver (see below under Independent Assay Checks).

13.2	Duplicate Samples

Imperial Metals used two types of duplicate sampling techniques to check the reproducibility of assays.

1) Field duplicates were introduced during sampling in the core shack. Core loggers indicated with grease pencil the location of duplicated samples. The core was halved, and one half was then quartered, using the rock saw. The other half was kept in the box, as usual. The two quarters were put into separate sample bags with two separate sample numbers, with no indication of duplicate in order to keep the samples blind. Aluminum tags were used to mark the duplicated sample intervals in the core box.

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2) Laboratory duplicates were required to be performed by the laboratory. There are two types of laboratory duplicates. Preparation duplicates are splits from the coarse crush from the jaw crusher that have been prepared as two pulps and are indicative of the errors introduced in the analysis of the separate samples. Pulp duplicates are two weightings from the same pulp, and contains only the variation introduced during analysis.

By incorporating all duplicate types, the overall precision and the source of greatest uncertainty in the sampling and analytical process can be quantified by the use of recently developed statistical procedures.

13.3	Blank Samples

Blank samples of unmineralized material were introduced into the sample stream from the field, and made to be indiscernible to the lab. Blank sample material consisted of barren limestone core, which was obtained from unmineralized drill holes and manually crushed to such a size as to imitate normal assay samples. Blanks were numbered and treated exactly as if they were part of the regular sample suite. Any blank sample that returned a metal value (silver, lead or zinc) that was above three times the detection limit was considered to be unacceptable, resulting in a full investigation of the sample set.

13.4	Independent Assay Checks

13.4.1	1981 - 1990 (Cordilleran Engineering and Strathcona Minerals)

Samples that had been crushed and pulverized by Bondar Clegg laboratories were submitted to the check laboratory (Chemex) for duplicate analysis. Of the 3,228 samples used in the resource calculation from these programs, 157 duplicates were submitted, a rate of one duplicate for every 20 samples. The duplicates were analyzed for Ag and Au (opt), Pb and Zn (%) by Fire Assay.

13.4.2	1997 - 2000 (Imperial Metals)

Imperial Metals selected 35 samples from drill holes SUD-00-70, 71, 72, 73 and 75, and sent them to Acme Analytical Laboratories of Vancouver as an independent check of the assay and geochemical values determined by Intertek Testing Services (Bondar Clegg) of North Vancouver. The Acme laboratory ran tests analogous to those performed by Bondar Clegg.

When the results of the main and check analytical programs described above are plotted, both data sets appear strongly similar for Ag, Pb and Zn. For Au data similarities are not immediately apparent and further work is required to investigate that data. Figure 13.1 illustrates the co-relation between values from the two datasets. Superimposed on the data are two lines indicating the 10% boundary cone around acceptable data variations. Note that three Ag samples plotted above the envelope. These are samples 6197, 199467 and 140462 which assayed lower in the original analysis than in the duplicate analysis. Outlier values like these are to be expected when high value rock is submitted to comparative analysis (see Au plot) where one grain of Ag can fall into one half of the sample split and not the other. In the case of the noted Ag samples the lower of the two values was used in the resource estimate. The dataset for Ag, Pb and Zn is considered suitable for resource estimation based on this comparative analysis of duplicate sample data.

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The Au comparative plot indicates the impact of small variations between samples at low concentrations as well as the difficulty of reproducing analysis for precious metals like Au. Au occurs as discreet grains, is sporadically distributed in the various zones of Silvertip and shows no reproducibility in analysis. When datasets for originals and duplicates are compared for Au, it is apparent that both datasets are statistically very similar in terms of mean, and cumulative frequency distribution indicating that a resource estimate based on either data set would produce about the same result. Based on the additional analysis presented in Table 13.1 and Figure 13.2, Au values are considered acceptable for use in a global resource estimate. The fluctuation in values indicates that reconciliation of block model grades to mined grades will be problematic for small tonnages. Over production periods exceeding three months, reconciliation between estimated values and actual production should be acceptable.

The Au data is considered suitable for resource estimation with confidence in grade continuity based on the same criteria as the other metals, namely distance from data point and continuity of geology.

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Figure 13.1: Ag, Pb, Zn and Au duplicate analysis. The diverging lines indicate the +/- 10% envelope within which results from duplicate analysis of the same sample are expected to fall.

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Table 13.1 Au Comparitive Analysis Statistics

Au duplicate data	Dbase Au	Dupe Au

Mean	0.44	0.42
Median	0.09	0.27
Mode	0.00	0.10
Std. Deviation	0.64	0.51
Sample Variance	0.42	0.26
Range	2.81	2.19
Minimum	0.00	0.01
Maximum	2.81	2.19
Sum	46.39	45.01
Count	106.00	106.00
CV	1.47	1.21

Figure 13.2: Sample vs Dupe Cumulative Frequency for Au.

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14.0	DATA VERIFICATION

The master database for Silvertip is kept as an Excel spreadsheet that contains collar location, down-hole survey, assays, specific gravity and geotechnical data for the drilling results from the property. The data set includes a number of calculated fields and entry fields for data not used (trace element analysis) in the resource calculation. The raw analytical data for silver, lead and zinc were checked along with downhole survey and collar locations. The drill logs for all the holes were located as well as the assay sheets for cross checking and data archiving. The entire database also exists as hard copy records on file with Silvercorp.

A standard check of 5% of the drillhole database was compared with the master database with the following results.

14.1	Assay Entry Verification

MW 81-1	Sample 18856 (44.0m – 44.5m) Silver (oz/t) value should be 0.42 not 0.38
Sample 18858 interval should be 44.65m – 45.60m (interval length 0.95 m) not 44.65m – 45.00m (interval length 0.35m)

MW 81-4	No errors

MW 82-16	Sample 76800 (225.5m – 227.0m) Silver (g/t) value should be 1.40 not 1.50
Sample 76801 (227.0m – 228.3m) Silver (g/t) value should be 1.20 not 1.30
Sample 76818 (390.35m – 390.70) Silver (g/t) value should be –1 (no entry) not -93

MW 83-35	No errors
MW 84-56	No errors
MW 84-60	No errors
MU 85-155	No errors
MU 85-166	No errors
MU 85-230	No errors
MU 85-248	No errors
1990-300	No errors
1990-322	No errors
1990-356	No errors
SSD -97-12	No errors
SSD -97-61	No errors

A total of 3,192 entries from 228 samples were checked with 5 errors found (0.16% error rate). Two of the errors were in fields that were used for the resource modeling.

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14.2	Collar Survey Verification

All collar survey entries for the above listed holes were checked and verified as correct.

14.3	Downhole Survey Verification

The downhole survey entries for the listed holes (Table 14.1) were checked and found to be correct with the following exceptions.

Table 14.1 Drill hole samples trapped by QA/QC and corrected

Drill hole number	Downhole Depth (m)	Azimuth entry (o)	Correct value (o)
MW 82-16	26.5	281	280
MW 82-16	87.5	279	278
MW 82-16	148.4	265	264
MW 82-16	209.4	273	272
MW 82-16	270.3	273	272
MW 82-16	331.3	275	274
MW 82-16	453.2	277	276

The consistency of the error shown here creates suspicion that the discrepancy is not a random error but a purposeful change of the data by a previous operator of the Silvertip property. Unfortunately, no reason for the change could be found documented and the total impact of the change is considered negligible in terms of resource modeling or estimation.

14.4	Site Visit

The property was visited by the author in the company of Lorne Waldman, Corporate Secretary, Silvercorp Metals Inc., and Don Lang, former site superintendent for Silver Standard and Imperial Metals on January 27, 2010. The party transited to the site along the 25 km access road via snowmobile from a base at Don Lang’s base camp on the northeastern corner of the property. The area was covered with one metre of snow, temperature -16°C at mid day and clear at the time of the visit. The party was able to locate and verify the existence of core from drilling programs dating back to the programs in the early 1980s operated by Cordilleran Engineering and Strathcona Minerals as well as core from the more recent work (1997 – 2000) of Imperial Metals. Core has been cross piled on the ground as a security measure after core sheds were vandalized and materials removed from the site. See Figure 14.1.

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     Figure 14.1: Photo at left depicts core cross stacked on the ground with a core storage shed in the background. Core is from the 1981 to 1985 program operated by Cordilleran Engineering. Although removal of the roof of this shed has not been completed it was felt prudent to take measures to ensure the security of the core by cross piling it on the ground .This method of storage makes access and vandalism more difficult. The photo on the right indicates that core box labels are intact for the most part. Two other lay down areas similar to this one contain core from subsequent drill programs.

The portal for the decline was visited. It has been sealed and with the cessation of pumping, water has risen to within 100 m of the entrance according to Mr. Lang. The settling pond is receiving a weak discharge of approximately 12 litres per day. In addition, 5 grab samples were collected from a stockpile of ore extracted during underground exploration and submitted to Acme labs in Vancouver for analysis.

Grade Validation

Sampling of the Silvertip mineralization for verification purposes has been undertaken at various times. Most recently, following acquisition by Silver Standard, a 300 kg sample of the ore stock pile was submitted for analysis with results presented in May 2004. Silver Standard also undertook collection of 19 grab samples from points around the surface stockpile of the mineralized rock in October 2006.

During a site visit in January 2010, the author collected 5 approx. 2 kg grab samples at various locations around this same surface stockpile. These were submitted to Acme analytical in Vancouver for analysis by Fire Assay.

The results of these various programs are presented in Table 14.2

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Silvertip Deposit
Resource Estimate

Table 14.2 Stockpile Sampling Program Results

Program	Sample Wt	Ag (g/t)	Pb %	Zn %	Au (g/t)
May 2004	300 kg	552.15	11.09	10.89	1.42
March 2007	approx. 2kg	466	8.74	15.03
March 2007	approx. 2kg	250	4.84	9.41
March 2007	approx. 2kg	235	4.22	12.21
March 2007	approx. 2kg	166	3.50	7.79
March 2007	approx. 2kg	246	4.86	10.40
March 2007	approx. 2kg	263	5.34	6.83
March 2007	approx. 2kg	1365	29.00	10.32
March 2007	approx. 2kg	60	1.04	4.40
March 2007	approx. 2kg	335	6.17	7.36
March 2007	approx. 2kg	501	8.84	7.76
March 2007	approx. 2kg	341	6.77	8.14
March 2007	approx. 2kg	321	6.05	8.95
March 2007	approx. 2kg	848	16.49	5.96
March 2007	approx. 2kg	549	130	17.27
March 2007	approx. 2kg	235	4.62	9.97
March 2007	approx. 2kg	571	10.86	6.73
March 2007	approx. 2kg	709	13.97	14.37
March 2007	approx. 2kg	711	14.94	10.83
March 2007	approx. 2kg	1153	23.67	12.41
March 2007	Average	491	9.84	9.80
January 2010	2.01 kg	281	6.01	10.65	0.83
January 2010	1.93 kg	208	3.96	11.63	1.43
January 2010	1.54 kg	595	11.38	8.78	0.81
January 2010	3.7 kg	212	5.02	9.5	1.01
January 2010	1.92 kg	592	8.8	14.75	0.36
January 2010	Average	378	7.0	11.06	0.88
January 2010	weighted avg.	342	6.55	10.89	0.91

Weighted average assay results for the 5 grab samples collected by the author are directly comparable with the indicated resource grades of the >400 g/t Ag Eq. case in the resource estimate of 398 g/t Ag, 7.65% Pb, 10.35% Zn, 0.58 g/t Au.

All the results are based on uncontrolled sampling (no relationship to sample location insitu easting and northing) at surface and at depth in the ore pile. The indications from the most recent sampling are that the material is mineralized to a similar tenor to that indicated by Silver Standard’s earlier sampling although in general results are lower.

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Resource Estimate

15.0	ADJACENT PROPERTIES

The Silverknife Property is located northwest of and adjacent to the Silvertip property. The property has been inactive since the mid 1980s and the small amount of silver-zinc-lead mineralization defined there is not considered relevant to an assessment of the Silvertip property.

The Tootsy property of Agnico Eagle Mines (AEM) is located adjacent to Silvertip to the east and north. There was drilling on this property for tungsten in 2009 and a follow-up program is expected in 2010. This property also hosts a known Ag showing (based on the Yukon Minfile data) but no details are known regarding AEM’s intentions towards possible Ag mineralization on their ground.

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Silvertip Deposit
Resource Estimate

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The mineralization at Silvertip has been the subject of metallurgical test work, commencing with a program initiated by Regional Resources through Lakefield in the mid 1980s. Under the management of Silvertip Mining Corporation in 1996, a complete reassessment of the project metallurgy was undertaken using available high-grade mineralization from the surface stockpile. Flotation test work was carried out in parallel by both West Coast Mineral Testing of Vancouver and Robertson Research in the UK. Initial results on these high-grade samples indicated that good quality saleable concentrates could be made from this mineralization, but not without some difficulties in the flotation process.

16.1	Dense Media Separation (DMS) Testing

A program to confirm the mineralization’s suitability for Dense Media Separation (DMS) was undertaken by Robertson Research. An initial test using a head sample assaying 7.6% Pb, 13.6% Zn and 508 g/t Ag crushed to pass a 12 mm screen was wet screened to produce +1 mm and +0.075 mm size fractions. The resulting material was treated with Tetra Bromo Ethane (TBE) at separating densities of 2.76 and 2.96 g/cc. The resulting ‘sinks’ and ‘floats’ were washed in acetone, weighed, dried and assayed for Pb, Zn and Ag. The 0.075 mm fraction was assayed without heavy liquid separation. The results are summarized in Table 16.1. The table shows metal losses to ‘floats’ (material that will go to tailings) for the two separating densities.

Table 16.1 Preliminary Heavy Liquid Test Results (Floats)

Weight % Rejection	Metal Loss %
	Ag	Pb	Zn
35.95 (SG 2.73g/cc)	0.89	0.83	0.89
40.38 (SG 2.96g/cc)	1.11	1.02	1.11

This preliminary test showed that up to 40% of typical run of mine material could be rejected prior to milling with low metal losses (less than 2% of contained metals.)

Further testing with heavy liquids over a greater range of densities was undertaken of material crushed to -25mm on sub-samples at +19, +12, +6.3, +1.0 and +0.5 mm. Each size range was treated with a combination of heavy liquids (TBE and methylene iodide) at separating densities of 2.7, 2.8, 2.9, 3.0 and 3.1 g/cc. Results are given in Table 16.2.

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Table 16.2 Weight (g) in density and size range

	SG
Size (mm)	-2.7	+2.7	+2.8	+2.9	+3.0	+3.1		Head
+19.0	393.7	18.7	14.8	0.00	6.70	189.00
+11.1	456.00	40.80	3.70	10.90	8.80	1003.4
+6.3	374.2	16.60	2.10	3.90	7.90	682.70
+1.0	332.40	27.20	5.60	3.00	6.50	536.50
+0.5	21.60	26.10	1.90	0.50	1.80	132.60
+0.075							349.85
-0.075							190.64
Total (gm)	1577.90	129.40	28.10	18.30	31.70	2544.20	540.49
								4870.09
Weight %	32.40%	2.66%	0.58%	0.38%	0.65%	52.24%	11.10%	100%
Assay of metal per density grouping
Ag (g/t)	10	17	40	29	52	955	579	567
Pb %	0.10	0.20	0.50	0.41	0.73	14.98	8.00	8.76
Zn%	0.14	0.34	0.90	0.98	1.18	21.34	26.47	14.16
Distribution %
Ag	0.57	0.08	0.04	0.02	0.06	87.891	11.33
Pb	0.37	0.06	0.03	0.02	0.05	89.33	10.13
Zn	0.31	0.06	0.04	0.03	0.05	78.76	20.75

An excellent separation was achieved with a weight rejection of 36.7% at a separating density of 3.1 g/cc. Losses of silver, lead and zinc to the floats were 0.77, 0.55 and 0.49% respectively. A comparison of the back-calculated head grades and the combined ‘sinks’ products at a separating density of 3.1g/cc is given in Table 16.3.

Table 16.3 Comparison of head grade and theoretical DMS sinks at 3.1 g/cc

Product	Ag g/t	Pb%	Zn%
Head Sample	567	8.7	14.2
Sinks @3.1 g/cc	889	13.8	22.2

The results indicate further testing is warranted that includes varying the crush top size fraction (coarser crush) and continuing to increase the density of the media in 0.1 g/cc increments to the 3.3 g/cc possible with heavy liquids and beyond if warranted using actual DMS media.

16.2	Lock Cycle Testing for Final Grades and Recoveries During Processing

As a consequence of the DMS simulation, a decision was taken to carry out all subsequent test work on pre-concentrated mineralization (using jigs) to simulate the effect of feeding DMS material to the milling circuit. With the availability of fresh core from the 1997 drilling program, new typical metallurgical composites were made up, treated by gravity separation (jigging) to simulate DMS upgrading and a further metallurgical program carried out.

Extensive bench scale tests on jig concentrates both in Canada and the UK started to show improved metallurgical response, producing relatively clean high grade lead/silver and zinc concentrates, albeit at lower than desirable recoveries. Test work in the UK moved from Robertson Research to CSMA Minerals Laboratories in Cornwall and further test work continued, including a lock cycle test undertaken to determine the final concentrate grades and recoveries possible during continuous processing. A jig concentrate was created for the flotation tests with the details of the weight, assay and % distribution of the major metals presented in Table 16.4.

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Table 16.4 Jig Separation for lock cycle test

		Assay			Distribution%
Product	Weight %	Pb%	Zn%	Ag g/t	Pb	Zn	Ag
Jig Conc	54.39	7.3	9.8	301	71.0	63.2	73.0
Jig Tails	26.59	1.1	2.1	35.2	5.2	6.6	4.2
Fines (-1mm)	19.02	7.0	13.4	269	23.8	30.2	22.8
Total (calculated)	100.0	5.6	8.4	224	100	100	100

Head Assay	100.0	5.9	7.0	211

Jig Conc. And Fines	73.41	7.2	10.7	293	94.8	93.4	95.8
Flotation Feed		7.5	10.1	289

The final result for the sample submitted to lock cycle testing was 229 g/t Ag, 7.5% Pb and 10.1% Zn.

The conditions for the test were as follows:

Lead roughing 40 + 10g/t SIPX*
Two stage counter current cleaning

Zinc Roughing – Lime to pH 11.5
750 g/t CuSO4
70 + 20 g/t KAX**

5 minutes regrind of rougher concentrate
Three stage counter current cleaning, first zinc clean at pH 11.5
*sodium isopropyl xanthate (SIPX)
**potassium amyl xanthate (KAX)

The metallurgical balance for the separation based on results from the 5th and 6th cycles for the test are detailed in Table 16.5.

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Table 16.5 Lock cycle testwork final metallurgical balance

		Assay			Distribution %
Product	Weight %	Pb%	Zn%	Ag g/t	Pb	Zn	Ag
Pb concentrate	9.43	64.5	3.6	2303	80.4	3.0	69.2
Zn concentrate	15.70	1.8	60.7	208.5	3.7	84.7	10.4
Rougher tails	74.87	1.6	1.85	85.5	15.9	12.3	20.4
Head	100.00	7.6	11.3	313.8	100	100	100

The final results for the lock cycle test were consistent with previous batch tests with a lead concentrate grade of 64.5% at a recovery of 80.4% with a silver recovery to the lead concentrate of 69.2%. The zinc concentrate assayed 60.7% zinc at a recovery rate of 84.7%. In full scale operation, the zinc concentrate grade could be reduced while giving a corresponding increase to zinc recovery.

Further work is required to determine methods of increasing silver recovery to the lead concentrate.

Any such program will include a mineralogical study and fractional assays of the test work products to determine silver deportment, followed by further batch scale and lock cycle test work. Additional lead regrind test work may also improve lead / silver metallurgy. Whilst zinc metallurgy is satisfactory, the relationship between zinc concentrate grade and recovery should be further investigated. A higher zinc recovery at a lower concentrate grade may produce a better economic result.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The 2010 mineral resource estimate for the Silvertip deposit was completed by Mr. Yongwei Li, a resource geologist employed by Silvercorp under the supervision of the author. Translations between Chinese and English were provided by Mr. Wenchang Ni, mining engineer, and Mr. Ryan Shao, geologist, also employed by Silvercorp. The estimate is based on assay data from drill programs operated by two different owners between 1981 and 2000. Estimation of the resource is broken into four discreet domains based on drill indicated continuity of geology and mineralization. Estimated metals include silver, lead, zinc and gold. Block models of the mineralized zones were created utilizing commercial 3D visualization and mine planning software (Surpac®). The datasets used in the estimation of the resource are comprised of composited data from drill holes that penetrated significant mineralization, completed from both the surface and underground.

17.1	Drill Hole Data

The entire drill hole database is comprised of 453 drill holes and 4,443 core samples. The summary statistics for this database are presented in Table 17.1. For the resource estimate, a smaller database that includes only those intersections that were used in the resource estimate was created. Four mineralized domains named Silver Creek (Main Zone), Discovery, Discovery North and 65 Zone (Figure 7.5) have been recognized to contain contiguous mineralization. The database for resource estimation in these four zones comprises 395 drill holes and 3,744 samples analyzed for Ag (g/t), Au (g/t), Pb (%) and Zn (%).

Drill hole data includes: drill hole number, sampling depth (from, to), sampling intervals, core length, core recovery, sample assay results, and drill hole downhole survey data, including drill hole number, hole depth, azimuth, and dipping angle. As per software requirement, vertical downward inclination is marked as “-90” degrees and vertical upward inclination is marked as “90” degrees. Lithological/geological data include drill hole number, sampling depth (from, to), sampling interval, core length, core recovery, and lithology.

Table 17.1 Drilling and core sampling totals by mineralized domain

Zone	Drill Holes	Samples
Silver Creek	271	2,232
Discovery	60	622
Discovery North	11	86
65 Zone	53	804
Total	395	3,744

The tables below provide basic statistics for the various elements.

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Table 17.2 Summary Statistics for All Samples in the Silvertip Database

Area	Elements	Count	Min	Max	Mean	Median	Standard Deviation	Coefficient of Variation
65 Zone	Ag	845	0.1	2417	189.6	26.4	357.61	1.886
	Pb	845	0	54.2	3.18	0.21	6.57	2.07
	Zn	845	0	41.06	5.34	1.34	7.17	1.34
	Au	845	0	2.06	0.06	0.02	0.15	2.52
Silver Creek	Ag	2612	0	3167	178, 62	25.725	360.26	2.02
	Pb	2612	0	57.73	3.58	0.4	7.48	2.09
	Zn	2612	0	46.8	4.59	1.22	6.27	1.37
	Au	2612	0	6.3	0.42	0.07	0.74	1.8
Discovery	Ag	619	0	62.6.8	146.74	8.23	474.9	3.24
	Pb	619	0	59.7	2.66	0.08	7.71	2.9
	Zn	619	0	40.3	4.32	0.33	7.35	1.7
	Au	619	0	2.06	0.06	0.003	0.18	3.22
Discovery N	Ag	367	0.2	2117	59.68	0.3	221.62	3.71
	Pb	367	0	33.75	1.03	0.007	4.23	4.1
	Zn	367	0.002	45.45	2.01	0.06	5.78	2.87
	Au	367	0	3.05	0.09	0.005	0.32	3.7

17.2	Compositing

Grade calculation requires all assay results from drill core samples to be composited first. This process involves calculating weighted average grades from samples with different lengths to reduce data to a common datum. At Silvertip, the average drill core sample length was 1.52 m; the final composited sample length was 1 m. For each metal, a set of summary statistics was produced from all composited samples, including sample count, maximum, minimum, mean, standard deviation and coefficient of variation. This data is presented in Table 17.3.

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Table 17.3 Sample Composite Statistics

Zone	Metal	Count	Max.	Mean	Median	SD	Coefficient Variation	99th Percentile	Outlier
65 Zone	Ag	398	2417	317.9	186.02	383.54	1.21	1654	5
	Pb	398	45	5.28	2.76	6.96	1.31	30.81	4
	Zn	398	33.97	8.65	8.20	6.82	0.79	26.63	5
	Au	398	2.06	0.09	0.07	0.19	2.2	0.79	4
Silver Creek	Ag	1564	2606.8	348.1	212.7	399.26	1.15	1844.6	18
	Pb	1564	51.29	7.01	4.10	8.19	1.17	36.39	17
	Zn	1564	40.00	8.68	7.62	6.19	0.7	24.78	17
	Au	1564	5.72	0.89	0.69	0.84	0.95	3.60	17
Discovery	Ag	342	6181.9	342.59	112	678.67	1.98	3433.04	5
	Pb	342	59.67	6.20	2.02	10.25	1.65	53.46	5
	Zn	342	39.64	9.77	8.17	8.00	0.82	31.82	4
	Au	342	1.852	0.066	0	0.21	3.33	1.14	4
Discovery North	Ag	21	2117.0	355.16	203.25	466.26	1.313	1873	1
	Pb	21	33.75	6.31	3.55	8.23	1.30	31.03	1
	Zn	21	13.36	7.17	7.23	4.50	0.63	13.29	1
	Au	21	2.23	0.37	0.07	0.53	1.42	2.00	1

Composite sample grade cuts were applied in the block model when performing interpolation. Low grade cutoffs are 1 g/t for Ag, 0.01 g/t for Au, 0.01% for Pb and Zn, while top cuts are at the 99th percentile of the composites for each metal.

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17.3	Variography

Variography was completed on composites for each major metal in each of the four mineralized zones. Correlograms were generated to determine the spatial continuity of the composited mineralization using omni-directional search parameters. Table 17.4 outlines results for variography on the various metals in the four domains of the Silvertip deposit. This data indicates that the greatest grade continuity is found in the east-west direction with the exception of Au in the 65 Zone (northeast), Zn in the Silver Creek Zone (north) and Ag in the combined Discovery and Discovery North Zone (northeast). The exceptions to the general rule may be explained by the presence of syngenetic massive sulphides in portions of the Earn Group sediments (Silver Creek), the spatial relationship between the Discovery and Discovery North data (Ag for the combined dataset) and the possible post [Ag, Pb, Zn] mineralization arrival of low grade Au in the 65 Zone. The range values for Ag, Pb and Au in the Silver Creek zone in excess of 100 and range values for the major metals averaging 73 in the east-west direction is a strong indication that feeder systems and more proximal mineralization should be pursued in those directions. Based on this information, detailed geological interpretation and compilation of showings in adjacent areas will help to focus further exploration.

Table 17.4 Variogram Summary

Zone	Metals	Azimuth	Plunge	Dip	Nugget	Sill	Range
65 Zone	Ag	268	22.98	-45	18,433.00	117,972.00	46.91
	Pb	268	22.98	45	19.78	27.74	39.35
	Zn	268	22.98	45	11.15	33.46	31.97
	Au	64.19	-17.39	67.5	-	0.02	68.62
Silver Creek	Ag	273.86	-7.88	22.5	106,113.00	75,023.00	101.68
	Pb	112	0	-22.5	55.02	27.93	151.93
	Zn	358.57	19.33	-22.5	29.40	9.29	92.85
	Au	115	0	-22.5	0.57	0.12	102.7
Discovery and Discovery North	Ag	62.27	-34.67	-22.5	73,564.00	65,855.00	63.93
	Pb	90	-38	0	48.20	33.09	76.51
	Zn	284.17	37.14	-11.25	20.95	22.66	15.25
	Au	255.83	37.14	11.25	0.02	0.03	14.7

17.4	Specific Gravity

Specific Gravity was measured for 2,065 samples in the database. Measurement methods are assumed to be weight in air versus weight in water method of analysis utilizing the following formula:

SG = weight in air/(weight in air – weight in water)

Where SG was not measured, a calculation was used to estimate SG based on Pb and Zn content of samples.

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The variable presence of pyrite necessitated the use of a formula involving cubic polynomial values for lead and zinc, as follows:

SG = 2.7 + (0.0907Pb)-(0.0447Pb)2 +(0.0273Pb)3 + (0.0777Zn) – (0.0519Zn)2 + (0.034Zn)3 *Pb and Zn expressed as %

By reference to Table 17.5, the two datasets have been compared based on descriptive statistics and cumulative frequency, which indicates that the calculated and measured SG values have similar but not identical distributions. Means are roughly the same; median values and modes are exactly the same; standard deviations are slightly different based on the narrower distribution of calculated SG values; and CV’s of the datasets are the same. With reference to Table 17.5 it is apparent that although not identical, the two datasets are strongly similar.

Two tonnage estimates for the Silvertip resource were prepared and compared. Using measured SG, an indicated mineralized tonnage of 2,803,466 was estimated. While using the calculated SG value, the overall tonnage was 2,808,951 tonnes, a difference of approx. 5,500 tonnes. This amounts to a 0.2% change which is not considered significant. Calculated SGs were used to estimate the resource tonnage for this estimate. Previous estimates published by Imperial Metals also used calculated SG values based on the above formula.

Table 17.5 Descriptive Statistics for SG

Statistic	SG Measured	SG Calculated
Mean	3.30	3.22
Median	2.90	2.89
Mode	2.70	2.70
Standard Deviation	0.71	0.64
Sample Variance	0.50	0.41
Range	3.90	2.88
Minimum	2.10	2.70
Maximum	6.00	5.58
Sum	6,812.90	6594.70
CV	0.21	0.20

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Figure 17.1: Comparative plot of SG values (Measured vs Calculated). An R value of 0.73 indicates a relatively strong relationship between calculated and measured values of SG. This plot also indicates that calculated SG is generally lower than measured SG for the same sample.

17.5	Geologic Models

Utilizing a small block size in modeling allows us to control and delineate irregular boundaries of a mineralized domain with a higher degree of accuracy. It can also help to pinpoint some of the smaller, more isolated mineralized zones present in the project area, allowing them to be included in the resource evaluation. Using too small a block size creates a smoothing effect on blocks’ grades as an increasing number of values must be estimated between actual sample points. The Silvertip deposit model is established in a Surpac® project with block size of 5 m in the north-south and east-west direction and a height of 1 metre. Block height selected for this resource estimate was identical to the size of the composited samples, while block length and width were set to equal to ¼ of the exploration grid spacing.

The limits and block size are shown in Table 17.6.

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Table 17.6: Project Limits and Model Cell Block Sizes

Deposit	Axis	Minimum (m)	Maximum (m)	Block Size (m)
Silvertip	X (east)	24,500	25,500	5
	Y (north)	43,000	44,300	5
	Z (elev.)	900	1,380	1

To create the model, sectional interpretations were used to create solids in the geological and mine modeling software. Interpretations on section, “rings” were ‘draped’ or ‘snapped’ directly onto the drillhole(s) from which they were interpreted to reduce the bias created by plotting on section. When these rings are linked together from section to section, they form three-dimensional bodies that passed through the drill holes at the appropriate intervals.

The modelling philosophy includes incorporating geologic features that are important in controlling the extent of interpolation. The geologic features of the Silvertip deposit are well known, and lithologic units are recognized. Units used in grade interpolation are listed in Tables 17.7.

Table 17.7 Coding for geological models

Code	Mineralized Geology Units
3	Carbonate Vein
4	Quartz Vein
5	Undifferentiated Vein
9	Fault
40	Lower Zone Mineralization

17.6	Inverse Distance Interpolation

Block model grades were estimated by inverse distance square (IDS), using only relevant and neighbouring data that had been especially coded to match the geology code for each block. No limit on the number of composites from one hole that could be used in estimating block grades was applied in the interpolation.

17.7	Parameters Used in Calculation and Determining Resource Category

The Silvertip resource is polymetallic in nature. Despite this, only silver and lead appear to be co-related by grade. The metals Zn and Au appear to be independent of the other metals, thus it was necessary to separately evaluate and model each metal found in each mineralized domain. Inverse distance interpolation was undertaken in which a set of search ellipsoid parameters were created from statistics determined by variography. Maximizing the range factor of the variogram indicates the probable trend of the mineralization and supports selection of appropriate lengths for the search ellipse axis to be used in estimation.

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Two phases of calculations were carried out with different search radii but constant axial directions and variography to ensure that all mineralized domains were included in the estimation. Phase 1 estimation had a search radius of 20 m, and any mineralized domains that fall into this radius were considered “indicated” resources. Phase 2 estimation had a search radius of 40 m, and mineralized domains included in this radius were considered “inferred” resources. Criteria are described in Table 17.8

Table 17.8 Search criteria for indicated and inferred resources

Estimate Sequence	Category	Search Radius (m)	Vertical Search (m)	Min Number	Max Number
1	Indicated	20	10	2	15
2	Inferred	40	20	1	15

In the actual modeling process, a new attribute called “cat” (category) was first added to the solid model. A value “inferred” was initially assigned to this attribute on all unit blocks inside the model. Before the calculation, Ag, Pb, Zn and Au values for each unit block were set to “-0.01”.

The software searched all composited samples within each mineralized domain for each metal based on the provided search criteria. A total of 16 calculations were therefore performed (4 mineralized domains, each with 4 metals). All unit blocks fulfilling the requirement of Ag>=0, Pb>=0, Zn>=0, and Au>=0 had their value in attribute “cat” changed to “indicated”.

Resources in the inferred category were calculated in the phase 2 calculation. Again, four metals in four mineralized domains were calculated separately. The phase 2 calculation searched all unit blocks which still had a value “inferred” in their attribute “cat” within the 40 m radius, and calculated all resources in the inferred category in unit blocks that fulfilled the requirement of Ag>=0, Pb>=0, Zn>=0, and Au>=0.

17.8	Resources Calculation Results

Resource estimation requires combining assay results from discreet points in 3D space (drill hole composited samples) with a block model requiring an estimated value to be associated with each block for each economic mineral in the deposit. Assay values from drill core are ‘weighted’ according to their proximity to the point in space to be estimated. The weighting estimator (in this case Inverse Distance Squared) employs a specified search ellipse surrounding the centroid of each block (see 17.3 Variography). The estimating routine searches for assay values within the range of its search ellipse to use in the estimation of the value at the centroid. The inverse distance estimate is a weighted average with the individual weights computed as an inverse power of distance as follows:

Zj is the weighting for some arbitrary point (block centroid)
Zi is a known point (assay value location)
d is the distance from the known point to the arbitrary point
n is the total number of points used in the interpolation
k is a factor that ensures all weightings add to 1

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Resource calculation by inverse distance interpolation is summarized in Tables 17.9 and 17.10 using silver equivalent cutoff grades.

Table 17.9: Resource Estimate Summary using Silver Equivalent cutoff grade as 400 g/t AgEq for the Base Case.

Ag Eq.	Classification	Tonnage	Silver	Lead	Zinc	Gold
			(g/t)	(%)	(%)	(g/t)
>200	Indicated	2349055	352	6.73	9.41	0.54
	Inferred	459896	343	6.18	9.81	0.23
>400	Indicated	1976664	398	7.65	10.35	0.58
	Inferred	357713	413	7.5	11.05	0.26
>1000	Indicated	705373	631	12.24	13.18	0.79
	Inferred	120569	739	12.99	14.59	0.51

The deposit as defined has sufficient economically viable resource to meet the criteria for potential economic recovery based on conservative cost and value estimates. A map showing the distribution of indicated and inferred resources is included as Figure 17.2. Indicated resources extend in a 20 m radius from drill hole intercepts of mineralization, while inferred resources are modeled at up to 40 m from mineralized drill holes.

The presence of satellite intersections with the potential to be included into the continuously mineralized zones are apparent in the east and north of the mapped area. Figure 17.3 shows the distribution of grades according to the major divisions defined by Ag equivalents in Table 17.9 as well as the location of two sectional views of the deposit model. Figure 17.4 is a section along the 070 degree azimuth showing the 65 Zone. Important drill intersections and grades are noted. In Figure 17.5, a north-south section through the Silver Creek deposit is presented. Important drill intersections and grades are noted. In addition, Figure 17.5 shows low and high grade material immediately adjacent to underground workings. This lobe may be amenable to near term mining and, due to its grade, allow for direct shipping to market. Such a program would generate early cash flow at relatively low expense, providing funds for or offsetting expenses associated with both further exploration and development of an underground mine, should this prove feasible.

The Discovery North Zone is not depicted. Further work is aimed at proving a connection between mineralization there and at Discovery through additional drilling. The potential also exists for additional manto-style mineralization peripheral to Discovery North to the east, west and north.

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Table 17.10 Resource breakdown for individual zones within the Silvertip Resource

Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
>200	65	ind	117,575	423,989	761	336	5.51	9.39	0.09
		inf	14,503	51,638	727	342	5.90	7.96	0.11
	silver	ind	376,228	1,373,500	828	351	7.07	8.87	0.86
		inf	37,078	126,835	577	223	3.87	7.85	0.31
	disc	ind	142,572	526,137	886	370	6.93	10.92	0.07
		inf	59,753	219,984	849	313	6.07	11.79	0.08
	disc-n	ind	7,222	25,429	656	287	5.11	7.66	0.28
		inf	16,388	61,439	1,197	699	11.56	8.31	0.72
	>200	ind	643,597	2,349,055	827	352	6.73	9.41	0.54
	>200	inf	127,722	459,896	807	343	6.18	9.81	0.23
Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
>400	65	ind	98,678	364,733	836	373	6.15	10.17	0.10
		inf	10,731	39,843	837	408	7.22	8.95	0.13
	silver	ind	304,147	1,147,496	839	398	8.06	9.85	0.94
		inf	24,581	87,615	840	276	4.81	9.42	0.32
	disc	ind	117,697	446,819	842	418	7.87	11.87	0.07
		inf	48,422	183,604	843	359	7.00	12.86	0.09
	disc-n	ind	4,803	17,616	845	364	6.67	8.25	0.36
		inf	11,819	46,651	846	885	14.77	8.82	0.92
	>400	ind	525,325	1,976,664	925	398	7.65	10.35	0.58
	>400	inf	95,553	357,713	946	413	7.50	11.05	0.26
Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
>1000	65	ind	22,797	91,351	1,188	584	9.62	12.61	0.11
		inf	2,684	11,018	1,265	653	12.92	10.20	0.20
	silver	ind	103,891	432,117	1,349	615	12.62	12.72	1.22
		inf	3,172	12,944	1,267	574	10.98	12.91	1.06
	disc	ind	42,553	177,476	1,445	697	12.75	14.65	0.09
		inf	18,063	73,854	1,325	548	9.89	16.82	0.14
	disc-n	ind	1,122	4,429	1,074	526	9.22	10.61	0.49
		inf	5,122	22,753	2,281	1492	24.25	10.44	1.56
	>1000	ind	170,363	705,373	1,350	631	12.24	13.18	0.79
	>1000	inf	29,041	120,569	1,494	739	12.99	14.59	0.51

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The silver equivalent is calculated using the following formula:
Ag Eq. = (Au * 0.5 * 60 + Ag * 0.692) + (Pb * 0.75 * 0.804 * 22.0462 + Zn * 0.75 * 0.847 * 22.0462) / 0.39

Metal prices and recoveries are detailed in Table 17.11

Table 17.11 Estimated Metal Prices and Expected Recovery from Processing

Metal	Price	Recovery
Silver (Ag)	US$0.39/g	69.2%
Gold (Au)	US$23.4/g	50%
Lead (Pb)	US$0.75/lb	80.4%
Zinc (Zn)	US$0.75/lb	84.7%

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Figure 17.2: Indicated and inferred resource distribution at Silvertip – plan view. Discovery N is not shown.

Figure 17.3: Grade Distribution at Silvertip – plan view. Discovery North not shown.

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Figure 17.4: 65 Zone Cross Section looking northwest.
Important drill intersections and grades are indicated.

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Figure 17.5: Silver Creek Zone Cross Section.
Important drill intersections and grades are indicated.

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17.9	Block Model Validation

Accuracy of resource estimates by block modelling can be cross-checked by the visual comparison between block modeled grades and composited grades. The comparison was done by examining the blocks with drillholes adjacent to the block on a section. Grade comparison between a block and drillholes shows no significant discrepancies, which indicates that the block model grades are valid and reliable.

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18.0	INTERPRETATION AND CONCLUSIONS

Silvercorp has conducted a mineral resource estimate and update on the Silvertip property. The estimate was supervised and reviewed by Randy Cullen, P.Geo., who also completed the validation process and confirms the results.

18.1	Silvertip Deposit Geology

The mineralization on the property is interpreted as a silver-rich, polymetallic manto-style deposit representing the distal portions of a larger Carbonate Replacement System (CRD). Mineralization is hosted in planes of weakness and void spaces created by tectonism including thrusting and faulting within metasediments of the Earn group and limestones of the McDame formation as well as along the unconformable contact between the two. Mineralization textures imply several phases of fluid input, producing a combination of intra-mineral replacement, hydrothermal solution and brecciation. These features are typical of large and well-developed carbonate replacement deposits (Megaw, 2000).

Megaw’s (2000) work on this deposit concludes that the Silvertip deposit as defined by exploration to date may only be the distal expression of a much larger mineralized system including both additional manto-style ores and the more copper and gold rich deposits associated with proximity to the source of the mineralizing fluids. The shape of the Silvertip deposit is dome-like with its apex at the contact with overlying Earn group metasdiments which may have acted as a ‘permeability cap’ and influenced the flow of the mineralizing fluids laterally along the unconformity with the McDame group. Similar traps may be present elsewhere along this unconformity.

Feeder zones may be associated with a series of northerly striking faults including the most predominant Camp Creek fault. Further work is required to develop the understanding of the structural geology locally and regionally. Significant volumes of intrusive rock are already mapped in the area. Intrusives are suggested as being the source of or marking the path of hydrothermal ore carrying fluids and their disposition in and around the Silvertip deposit should be studied as a line of evidence that may lead to the chimney-like feeder zones for the overlying mantos. Several silver showings of generally unknown tenor or geology are known in the area and these should be catalogued and followed up with both literature search and field work to help build the regional picture of the mineralizing events that may be related to the formation of the Silvertip deposit as well as for their potential to be the surface expressions of deeper seated, ‘blind’ mineralization similar to that found here.

Development of the Silvertip geologic model and comparative studies to known silver mantos indicate that potential exists to substantially increase resource tonnage by tracing the manto mineralization at Silvertip back through the system of major chimneys and feeder zones that generated it. This has been the experience in such deposits as Santa Eulalia and Naica in northern Mexico.

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18.2	Exploration

Based on the deposit model, higher grade feeder zones or ‘chimneys’ are anticipated to be present in the immediate vicinity of the more planar manto (cape like) deposit. To date, none of these zones have been confirmed by drilling. The implications for discovery of further and higher grade mineralization under this model are compelling, suggesting a continuation of the geophysical, geochemical and drill based exploration that has been successful in the past. In addition, completion of an infill drilling program around the known mineralization should serve to increase tonnage by ‘connecting the dots’ between mineralization intersected by step out drilling and the four main zones of the deposit.

The presence of mineralization up to 100 m vertically below the Earn Group/McDame unconformity is encouraging (especially holes 68, 75 and 86). These deeper zones are quite variable, some being base-metal rich, and others characterized by pyrrhotite and chalcopyrite. They are possibly lateral branches of more deeply rooted feeders or chimneys. Their variety suggests that they formed at different times, coincident with the multiple injection interpretation for the higher zones comprising the Silvertip deposit. In addition, the presence of more copper-rich material may point the way toward the modeled copper-gold rich mineralization more proximal to the heat source for the larger CRD system anticipated to be present in the vicinity.

18.3	Metallurgy

Significant work has been undertaken by Imperial Metals to optimize the processing of the Silvertip ore for recovery of the target Ag, Pb, Zn and Au mineralization. Further work has been recommended to improve on the results obtained to date. Further work should include testing for the right combination of crush size and specific gravity cut point for DMS pre-concentrates. Current work used a 3.1 g/cc density on material crushed to -25 mm and achieved a rejection of 36.7% of the crushed material for a loss of less than 1% of Ag, Pb and Zn in the head feed.

Final results for the lock cycle test were consistent with previous batch tests with a Pb concentrate grade of 64.5% Pb at a recovery of 80.4% with a silver recovery to the lead concentrate of 69.2%. The zinc concentrate assayed 60.7% Zn at a recovery of 84.7%. In full scale operation, the Zn concentrate grade could be reduced while giving a corresponding increase to Zn recovery.

Further work is required to determine methods of increasing Ag recovery to the Pb concentrate. Any such program will include a mineralogical study and fractional assays of the test work products to determine silver deportment, followed by further batch scale and lock cycle test work. Additional Pb regrind test work may also improve lead/silver metallurgy. Whilst Zn metallurgy is satisfactory, the relationship between Zn concentrate grade and recovery should be further investigated. A higher Zn recovery at a lower concentrate grade may produce a better economic result.

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18.4	Resource Modeling

The amount of material reporting to the indicated resource was increased by inspecting the geological interpretation based on 20 m spaced grid drilling in some areas of the four mineralized zones. The discontinuous nature of the manto-style of deposition at Silvertip indicates that in some areas even tighter spaced drilling (10 m x 10 m) may be required to fully outline the resource. Block sizes used in the estimate were ¼ of the 20 m drill spacing at 5 m x 5 m and were only as high as the composited sample length (1 m). This block size should be sufficient to reduce the amount of data ‘smoothing’ that occurs in estimation when too small a block volume is used while still allowing an adequate representation of the mineralized volume interpreted on geological sections of the deposit.

18.5	Potential Mineral Resource

Potential Mineral Resources are those anticipated to be proven with additional drilling or development work. Potential resources are conceptual only and will require further development work to be included in any NI 43-101 compliant resource estimate.

In the immediate vicinity of the Silvertip deposit as it is currently defined, the potential exists for additional resources in the unexplored areas between and peripheral to the Silver Creek, 65 Zone, Discovery and Discovery North zones where additional ‘blind’ mantos may lie as yet undetected. In the untested areas between zones, additional resources are anticipated to be added by close spaced infill drilling. Satellite drill intersections removed at greater than 20 m from the more consolidated portions of the deposit, especially to the east and north on the margins of the Discovery zone, also require infill drilling to explore the possibility that they are in fact contiguous with the zones they are adjacent to. Further drilling is also warranted to explore for mineralization peripheral to the Discovery North zone. The potential exists for this zone to be contiguous with the Discovery zone and further drilling will be expended to explore this possibility.

Should all the target areas between the current four zones comprising the Silvertip deposit area prove mineralized, tonnage would be increased by an additional 10% to 20%.

Far more lucrative is the potential for higher grades and tonnages associated with feeder pipes, chimneys and more proximal gold-copper-rich deposits as described by Megaw (2000) in his report on CRD deposits as they are known in the US and Mexico. Drilling has not confirmed the presence of a feeder zone or zones to the Silvertip mantos. These features are major conduits of mineralization between the source hydrothermal system and the distal manto deposits like Silvertip. Feeder and chimney zones may be found below the manto deposits or laterally removed from the mantos by post-deposition tectonism. The host stratigraphy and the ‘plumbing’ system available for fluid transport also affect the relationship between the proximal gold-copper-enriched skarn hosted mineralization and the distal silver, lead, zinc dominated mineralization characteristic of the CRD system. Megaw compares Sivertip to the largest manto-chimney CRDs of the western US and Mexico, including Gillman, Colorado, at 11 million tonnes, and the west camp of Saint Eulalia, Chihuahua, at approx. 30 million tonnes, among others. A program of regional scale soil sampling and geophysical surveys is proposed to explore for these high tonnage targets.

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19.0	RECOMMENDATIONS

The recommendations proposed here are aimed towards significantly advancing the Silvertip project. The potential exists for further manto-style deposits to be found adjacent to the Silvertip deposit (the deposit) and formed with similar geometries and geologic associations as well as deposition associated with larger CRD systems as described by Megaw (2000). Regional scale exploration should progress from the known areas of deposition, looking for evidence of the vector along which hydrothermal fluids have traveled to form the deposit and following those clues ‘upstream’ towards the heat source that is interpreted as driving a CRD system. Variography indicates this path may be east-west. Along this trend it is anticipated that further manto-style mineralization will be found as well as feeder pipes and chimneys with potentially higher grades and tonnages than have so far been identified and ultimately copper and gold-rich skarns forming the proximal mineralization associated with the heat source driving the mineralizing event.

19.1	Recommended Exploration Program

The recommended exploration program includes regional scale geophysical and geochemical surveys that would generate drill targets. This regional scale work would be followed up with drilling of any high-priority targets that are generated in addition to completing infill and step out drilling around the Silvertip mineralized zones to search for additional manto-style deposits contiguous with the current deposit.

The proposed program has been broken into two phases which may run concurrently or in tandem.

Phase One

Regional soil sampling and geophysical programs including CSAMT geophysical surveys. This program would additionally build understanding of the property on a larger scale and help to define new target areas for development through drilling. The program includes a soil sampling program over 100 sq.km. to complete coverage in the immediate vicinity of the Silvertip deposit. Soil anomalies would be followed up with detailed sampling, geophysics and drilling.

An additional 100 line km of CSAMT geophysical surveys would build on the current detailed geophysical database over selected areas, including the 65 Zone using this proven technique for generating deep drill targets. Recommended lines are east-west across the southern portion of the Silver Creek zone to explore for anomalies associated with feeder zones or additional mantos. This line would extend across the north striking Camp Creek and Silvertip Hill faults, possible feeder zones to the known mantos. A CSAMT line oriented northward from the Discovery North Zone to test for extensions of that manto and to explore for feeder zones in that area near the exposed unconformity between Earn sediments and McDame limestones. Additional lines east-west across the main Silver Creek deposit to look for unexposed structures or anomalies associated with these anticipated directions of mineralizing fluid travel are also proposed.

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Phase Two

Drill program consisting of 5,000 m of infill and exploration drilling. Property scale development work to consolidate the known deposit with infill drilling on a 40 m to 80 m spacing where this has not been done and to explore the areas between mineralized drill intersections that are too far from the four main mineralized zones to be included as contiguous resources.

Infill drilling on 40 m to 80 m spacing would focus on:

  Central and eastern areas of the Silver Creek zone, to fill in the gaps between what are currently modeled as mineralized pods and the main body of mineralization;

  Gap between the Silver Creek Zone and the Discovery Zone;

  Halo area around the east and north of the Discovery zone where the mineralization is open and satellite holes have intersected mineralization not currently connected to the main resource; and

  The gap between the Discovery Zone and Discovery North to search for additional manto mineralization that would make these zones contiguous.

Step out drilling should focus on closing gaps between additional satellite drill holes that have intersected mineralization and the main mineralized zones southeast, northwest and north of the Discovery Zone, especially drilling around hole 99-64 that intersected 3 m of Ag, Pb, Zn mineralization to the southwest of the 65 Zone

19.2	Budgets

The budget for the above programs assumes that the Phase One soil sampling and geophysical programs and the Phase Two drilling program would run concurrently. Variations on this schedule due to drill availability, seasonal constraints and manpower would be possible at additional expense.

Phase One

Soil Geochem program (10 km x 10 km x 200 m sample space)
4 x contract geotechnicians x 30 days x $450/day	$54,000
Geochemical Analysis of 2,500 samples at $50/sample	$125,000

CSAMT Geophysical Survey
Line Cutting @ $2,000/ line km x 100 km	$200,000
CSAMT Geophysical Survey @ $15,000/line km x 100 line km	$1,500,000

Sub Total	$1,879,000

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Phase Two (Concurrent with Phase One)

Drilling
Mobilization of drilling equipment and camp	$18,000
Drilling all-in cost for 5,000 m @$120/m
(includes camp, core handling and support costs)	$600,000

Core Logging
2 x contract geologists x 60 days x $800/day	$96,000
2 x contract field assistants x 60 days x $600/day	$72,000

Assay
Geochemical and Fire Assay analysis x 400 x $80/analysis	$32,000

Collar and Downhole Survey
Downhole Survey tools @$150/day	$9,000
Differential GPS equipment @$150/day	$9,000
Sub Total	$836,000

Camp Logistics and Consumables
1x Camp Manager x 70 days x $600/day	$42,000
Camp Maintenance	$25,000
Consumables
Food @ $25 per man day x 17 men x 60 days	$25,500
Fuel @ 250l per day x 60 days x $2.10 l	$31,500
Sub Total	$124,000

Total	$2,839,000

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20.0	REFERENCES

Abbott, G. (1983): Silver-bearing veins and replacement deposits of the Rancheria district; in Yukon Exploration and Geology 1983, Indian and Northern Affairs Canada, Exploration and Geological Services Division, Whitehorse, p. 34-44.

Archambault, M. (1985): Geology and mineralography of the Silver Creek deposit, Midway Property, north-central British Columbia. Unpublished M.Sc. thesis, University of British Columbia, 96 pp.

Bradford, J.A. (1988): Geology and genesis of the Midway silver-lead-zinc deposit, north-central British Columbia; unpublished M.Sc. thesis, University of British Columbia, 285 pp.

Cordilleran Engineering (1985): Midway - 1984 Summary Report, Volume I, August 1985.

Curtis, L.W. (1986): Report on an Examination of the Midway Property. Curtis and Associates Inc. February 10, 1986.

Gabrielse, H. (1963): McDame Map Area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 319, 138pp.

Jarvis, K.D.G. and Butler, D.B. (2001): Silvertip 2001 AMT Survey, Final Report; Whytecliff Geophysics Ltd., August 28, 2001.

Megaw, P. K.M. (1998): Report on field visit to Silvertip project, northern British Columbia, Canada; SMC company files, dated August 10, 1998.

Megaw, P. K.M. (2000): Silvertip core review and discussions; SMC company files, dated March 14, 2000.

Nelson, J.L. (1993): The Sylvester Allochthon: Upper Palaeozoic marginal basin and island arc terranes in Northern British Columbia. Canadian Journal of Earth Sciences, Volume 30, pp. 631 - 643.

Nelson, J.L. and Bradford, J.A. (1987): Geology of the Midway area, northern British Columbia (104O/16); B.C. Ministry of Energy, Mines and Petroleum Resources, Open File 1987-5.

Nelson, J.L. and Bradford, J.A. (1993): Geology of the Midway-Cassiar area, northern British Columbia (104O, 104P); B.C. Ministry of Energy, Mines and Petroleum Resources, Bulletin 83, 94 pp.

Rees, C. (1998): Silvertip Project, 1997 Summary Report: Geological mapping, seismic surveying and diamond drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,495.

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Rees, C. (1999): Silvertip Project, 1998 Summary Report: Geochemistry, Geophysics, Geology, and Geotechnical Drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,791.

Rees, C., Robertson, S., (1999): Silvertip Project, 1999 Summary Report: Geophysics and diamond drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report.

Rees, C., Akelaitis, C., and Robertson, S., Silvertip Mining Corporation (2000): Winter 2000 Summary Report on the Silvertip Property British Columbia: Physical Work and Diamond Drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,791.

Robertson, S. B., (2002); Technical Report Review of the Silvertip Property, Northern British Columbia, Canada. SMC company files and Sedar filed Technical Report. Dated October, 2002. 58 pp.

Silvertip Mining Corporation (1998): Silvertip Project Application for a Project Approval Certificate pursuant to Section 7 of the BC Environmental Assessment Act, SMC company files and B.C. Environmental Assessment Office.

Smee, B., (1997): Silvertip Project Letter Report, Silvertip Project Quality Control Data; SMC company files and as Appendix H in the 1998 B.C. Ministry of Energy and Mines Assessment Report.

Silvercorp Metals Inc.	80
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

21.0	DATE AND SIGNATURE PAGE

Silvercorp Metals Inc.	81
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Appendix One

Drill Hole Collars
All Programs

Silvercorp Metals Inc.	82
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
1	425236.30	6643754.97	1244.15	328	-70	127.10	SURF
2	425290.41	6643741.23	1236.13	301	-69	144.50	SURF
3	425221.42	6643707.45	1263.62	300	-69	118.00	SURF
4	425278.01	6643697.64	1254.83	300	-70	171.30	SURF
5	425190.97	6643654.37	1279.79	300	-70	126.80	SURF
6	425228.93	6643582.10	1299.96	269	-68	169.50	SURF
7	425393.88	6643791.96	1194.15	270	-70	232.90	SURF
8	425389.41	6643647.17	1239.75	270	-70	256.90	SURF
9	425394.31	6643941.70	1170.02	270	-68	221.60	SURF
10	425544.24	6643787.59	1181.64	270	-70	284.40	SURF
11	425538.63	6643645.11	1243.79	270	-80	366.10	SURF
12	425403.09	6643498.18	1325.81	270	-70	313.00	SURF
13	425707.32	6643553.49	1290.81	0	-90	574.20	SURF
14	425239.04	6643475.44	1344.13	270	-70	238.40	SURF
15	425725.50	6643792.84	1186.35	0	-90	591.90	SURF
16	425547.18	6643470.25	1298.34	270	-80	459.90	SURF
17	425703.68	6643962.72	1193.66	270	-80	543.50	SURF
18	425557.72	6643960.18	1173.92	270	-80	372.80	SURF
19	425258.78	6643797.35	1227.09	269	-80	187.80	SURF
20	425260.96	6643931.79	1175.45	270	-80	210.60	SURF
21	425425.55	6643649.14	1241.83	270	-70	303.60	SURF
22	425474.17	6643645.70	1264.01	268	-70	346.60	SURF
23	425540.42	6643328.78	1378.06	270	-80	584.00	SURF
24	425352.65	6643649.56	1252.02	270	-70	258.20	SURF
25	425300.70	6643651.24	1267.59	270	-70	228.00	SURF
26	425694.40	6643334.57	1380.27	270	-80	641.30	SURF
27	425395.90	6643333.83	1395.73	270	-80	440.80	SURF
28	425740.56	6644133.47	1241.63	270	-80	709.27	SURF
29	424941.01	6643633.99	1235.63	270	-80	169.78	SURF
30	425060.79	6643348.41	1355.74	270	-80	328.27	SURF
31	424901.29	6643051.37	1419.06	270	-80	514.50	SURF
32	425816.59	6643179.01	1410.80	270	-80	775.41	SURF
33	424692.58	6642408.80	1526.92	270	-80	286.50	SURF
34	425898.15	6643965.52	1245.41	270	-85	870.80	SURF
35	424850.03	6642146.09	1429.58	270	-80	114.91	SURF
36	424902.19	6642765.59	1485.32	270	-80	303.89	SURF
37	425098.56	6643640.75	1253.18	270	-80	181.10	SURF
38	424980.70	6641775.16	1422.41	270	-80	261.20	SURF
39	424939.34	6643485.78	1309.71	270	-80	232.60	SURF
40	425007.16	6642401.98	1535.06	270	-80	461.47	SURF
41	426099.23	6642872.80	1384.99	270	-84	949.20	SURF
42	425109.98	6642144.86	1498.21	270	-80	419.10	SURF
43	424940.48	6643708.84	1210.26	270	-80	53.95	SURF
44	425090.14	6643484.78	1301.73	270	-80	171.30	SURF

Silvercorp Metals Inc.	83
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
45	424815.36	6643356.50	1339.04	270	-80	348.09	SURF
46	424853.26	6642407.05	1524.71	270	-80	209.10	SURF
47	424278.82	6641567.70	1515.34	315	-80	288.30	SURF
48	425244.94	6643332.67	1409.66	270	-80	374.00	SURF
49	424993.41	6642261.86	1490.26	270	-80	331.90	SURF
50	425013.39	6643635.56	1237.57	270	-80	131.70	SURF
51	425446.71	6644118.08	1158.51	270	-80	361.50	SURF
52	425106.68	6643765.49	1235.46	0	-90	84.40	SURF
53	424871.31	6643629.06	1240.18	0	-90	127.10	SURF
54	425016.26	6643560.32	1261.51	0	-90	125.60	SURF
55	425021.97	6643484.57	1291.22	270	-80	180.80	SURF
56	424865.01	6643705.57	1203.69	0	-90	91.90	SURF
57	424864.48	6643559.45	1276.78	0	-90	154.50	SURF
58	425014.86	6643709.38	1224.07	0	-90	93.00	SURF
59	425087.86	6643415.97	1329.56	270	-80	238.70	SURF
60	424934.76	6643557.60	1272.09	0	-90	165.20	SURF
61	424794.50	6643629.91	1240.43	0	-90	121.90	SURF
62	425095.29	6643564.30	1270.54	0	-90	124.00	SURF
63	425160.01	6643482.37	1321.27	270	-80	192.60	SURF
64	424789.57	6643487.98	1294.15	270	-80	244.40	SURF
65	424864.49	6643484.72	1310.14	270	-80	227.70	SURF
66	425166.50	6643419.86	1353.17	270	-80	244.40	SURF
67	424997.91	6643409.68	1321.44	270	-80	285.60	SURF
68	424789.73	6643559.13	1274.91	0	-90	159.70	SURF
69	425157.42	6643567.02	1285.69	0	-90	130.15	SURF
70	424715.22	6643636.68	1228.46	0	-90	133.20	SURF
71	425156.38	6643338.36	1391.07	270	-80	316.10	SURF
72	425320.38	6643862.26	1185.12	270	-80	217.90	SURF
73	424790.52	6643709.38	1210.94	0	-90	93.60	SURF
74	424726.22	6643706.82	1217.34	0	-90	114.90	SURF
75	424678.49	6643285.07	1315.94	0	-90	215.50	SURF
76	424790.90	6643785.04	1197.24	0	-90	69.20	SURF
77	424934.62	6643416.37	1331.81	270	-80	374.00	SURF
78	424714.05	6643783.91	1200.51	0	-90	84.40	SURF
79	425110.51	6643931.53	1177.71	0	-90	60.05	SURF
80	424941.14	6642553.20	1553.37	270	-80	437.10	SURF
81	425271.75	6644078.00	1166.26	270	-80	267.00	SURF
82	424866.47	6643413.92	1330.55	270	-80	340.50	SURF
83	424637.39	6643876.58	1217.34	0	-90	78.90	SURF
84	424939.56	6643351.09	1360.58	270	-80	375.20	SURF
85	424715.66	6643861.70	1201.31	0	-90	76.20	SURF
86	424879.32	6643349.69	1354.23	270	-80	370.90	SURF
87	425026.64	6643788.03	1227.30	0	-90	63.09	SURF
88	425190.47	6644235.52	1159.86	270	-80	188.40	SURF
89	425470.91	6643867.70	1174.09	270	-80	287.40	SURF

Silvercorp Metals Inc.	84
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
90	424600.46	6641418.87	1544.22	0	-90	239.90	SURF
91	425007.56	6643279.78	1394.39	0	-90	488.60	SURF
92	424498.98	6641618.74	1456.23	0	-90	258.17	SURF
93	425000.20	6643350.70	1352.49	270	-80	377.30	SURF
94	424980.45	6643482.27	1299.33	270	-80	310.00	SURF
95	425087.93	6643275.96	1404.98	0	-90	456.00	SURF
96	424795.40	6643415.77	1316.82	270	-80	311.50	SURF
97	424939.27	6643278.08	1381.95	0	-90	447.10	SURF
98	424637.86	6643784.75	1203.05	0	-90	93.60	SURF
99	424637.83	6643709.12	1223.67	0	-90	142.70	SURF
100	424865.24	6643279.58	1353.05	0	-90	440.10	SURF
101	424714.18	6643558.39	1241.79	0	-90	146.90	SURF
102	425059.83	6643488.00	1169.58	180	0	13.41	UG
103	425059.88	6643490.16	1171.42	0	90	3.66	UG
104	425059.85	6643491.48	1170.92	0	30	7.32	UG
105	425059.79	6643492.17	1169.80	0	15	104.09	UG
106	425059.69	6643490.35	1167.99	0	-90	100.28	UG
107	425060.06	6643487.89	1169.62	180	-5	38.41	UG
108	425059.95	6643492.25	1169.08	0	0	34.59	UG
109	425039.94	6643498.54	1168.02	180	5	8.84	UG
110	425039.91	6643501.23	1169.92	0	90	4.57	UG
111	425039.99	6643502.75	1168.65	0	25	84.13	UG
112	425039.94	6643502.62	1169.06	0	30	51.05	UG
113	425039.92	6643502.23	1169.60	0	40	25.60	UG
114	425039.89	6643501.53	1169.93	0	70	19.51	UG
115	425039.89	6643500.81	1166.12	0	-90	18.29	UG
116	425039.97	6643498.44	1167.13	180	-10	31.70	UG
117	425039.97	6643498.44	1166.95	180	-14	39.32	UG
118	425019.94	6643506.31	1166.11	180	30	12.50	UG
119	425019.99	6643508.48	1167.35	0	90	17.22	UG
120	425019.88	6643510.48	1166.27	0	30	59.13	UG
121	425019.96	6643510.51	1164.98	0	0	14.33	UG
122	425020.01	6643508.45	1163.73	0	-90	77.42	UG
123	425019.93	6643506.28	1165.09	180	0	27.74	UG
124	425019.96	6643506.16	1164.77	180	-8	31.09	UG
125	425019.94	6643509.49	1167.10	0	40	46.94	UG
126	425000.00	6643514.46	1162.90	180	10	33.53	UG
127	424999.94	6643514.92	1164.68	180	40	21.95	UG
128	424999.95	6643517.17	1165.02	0	75	21.03	UG
129	424999.93	6643518.33	1164.11	0	30	45.11	UG
130	424999.90	6643516.65	1161.51	0	-90	14.94	UG
131	425000.08	6643514.55	1162.46	180	-10	56.08	UG
132	424999.99	6643514.37	1161.84	180	-30	27.13	UG
133	424999.99	6643516.08	1165.22	180	75	17.07	UG
134	424979.96	6643524.40	1163.07	180	40	15.54	UG

Silvercorp Metals Inc.	85
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
135	424979.97	6643524.04	1161.79	180	15	31.70	UG
136	424979.97	6643523.90	1160.91	180	-10	53.04	UG
137	424979.97	6643523.64	1160.36	180	-25	48.46	UG
138	424979.96	6643528.25	1162.46	0	25	71.02	UG
139	424959.46	6643528.85	1160.46	180	15	28.35	UG
140	424959.50	6643531.91	1162.57	0	90	12.50	UG
141	424959.51	6643528.41	1159.22	180	-15	41.45	UG
142	424959.30	6643531.21	1158.52	0	-90	19.51	UG
143	424959.46	6643528.58	1158.81	180	-40	45.42	UG
144	424959.38	6643529.32	1162.04	180	45	11.89	UG
145	424959.44	6643533.72	1161.45	0	40	28.65	UG
146	424959.39	6643534.22	1158.43	0	-40	15.85	UG
147	424940.01	6643552.29	1162.14	0	90	6.86	UG
148	425001.82	6643240.18	1118.23	0	-90	149.66	UG
149	424941.62	6643560.26	1158.45	180	-12	92.66	UG
150	424941.60	6643560.28	1158.14	180	-40	31.70	UG
151	424919.98	6643615.19	1161.25	0	90	12.80	UG
152	424919.94	6643619.53	1160.38	0	30	30.18	UG
153	424919.45	6643612.02	1159.46	180	25	15.54	UG
154	425019.89	6643510.51	1165.73	0	17	74.37	UG
155	424920.01	6643558.40	1163.55	0	-5	30.18	UG
156	424919.88	6643556.60	1162.30	0	-90	8.53	UG
157	424919.98	6643554.37	1162.77	180	-45	42.98	UG
158	424900.05	6643554.40	1163.62	0	5	82.91	UG
159	424900.17	6643553.07	1162.33	0	-90	10.36	UG
160	424899.95	6643554.39	1162.77	0	-30	17.98	UG
161	424899.99	6643550.51	1163.30	180	-20	58.65	UG
162	424880.06	6643555.88	1163.63	0	12	33.22	UG
163	424880.00	6643550.99	1162.97	180	-10	33.22	UG
164	424879.98	6643555.59	1164.92	0	30	28.65	UG
165	424879.99	6643551.18	1162.60	180	-30	30.18	UG
166	424880.05	6643550.84	1163.50	180	5	31.39	UG
167	424879.96	6643553.65	1165.49	0	90	7.01	UG
168	424900.04	6643554.41	1163.90	0	12	39.32	UG
169	424900.05	6643554.43	1163.24	0	-10	24.08	UG
170	424854.94	6643602.89	1163.57	0	90	29.87	UG
171	425000.02	6643242.79	1118.95	0	-65	154.23	UG
172	424855.06	6643600.52	1161.07	180	12	53.49	UG
173	424854.96	6643601.26	1163.13	180	40	35.66	UG
174	424854.95	6643600.53	1160.75	180	0	71.02	UG
175	424855.00	6643603.80	1163.24	0	60	13.41	UG
176	424855.06	6643611.24	1162.26	0	30	45.11	UG
177	424855.03	6643611.14	1160.89	0	-5	25.30	UG
178	424835.08	6643592.26	1165.09	0	90	23.47	UG
179	424834.93	6643590.22	1163.78	180	30	27.74	UG

Silvercorp Metals Inc.	86
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
180	425000.01	6643243.53	1118.94	0	-40	167.94	UG
181	424834.97	6643591.93	1164.98	180	60	27.13	UG
182	424835.11	6643615.01	1166.75	0	90	29.87	UG
183	424835.12	6643616.95	1165.54	0	30	42.06	UG
184	424835.12	6643617.19	1164.28	0	5	104.85	UG
185	424835.10	6643614.66	1166.59	180	60	28.35	UG
186	424835.14	6643613.10	1165.50	180	30	17.98	UG
187	424815.07	6643623.63	1167.59	0	90	17.98	UG
188	424814.98	6643625.82	1165.53	0	15	22.56	UG
189	424815.05	6643621.61	1166.35	180	30	25.60	UG
190	425000.26	6643240.12	1118.15	180.51	-61.59	202.39	UG
191	424815.04	6643621.51	1165.08	180	3	50.29	UG
192	424815.04	6643621.52	1164.71	180	-10	45.11	UG
193	424815.02	6643621.54	1164.08	180	-30	38.71	UG
194	424815.08	6643622.04	1163.70	180	-55	40.23	UG
195	424815.00	6643625.17	1167.39	0	45	35.05	UG
196	424815.19	6643625.91	1163.82	0	-45	40.54	UG
197	425000.23	6643238.90	1118.15	180	-40	251.46	UG
198	424835.11	6643615.48	1162.83	0	-90	40.08	UG
199	424854.99	6643610.46	1163.39	0	60	34.44	UG
200	424855.01	6643611.32	1161.40	0	17	57.91	UG
201	424998.49	6643240.01	1118.42	270	-55	166.16	UG
202	424835.08	6643616.51	1166.42	0	55	35.36	UG
203	424854.93	6643600.40	1161.37	180	23	45.42	UG
204	424835.03	6643594.66	1162.64	0	5	13.41	UG
205	424834.87	6643589.88	1162.68	180	5	40.84	UG
206	424997.99	6643239.98	1118.51	275	-45	142.95	UG
207	424835.03	6643594.73	1161.36	0	-45	19.51	UG
208	424834.90	6643594.11	1161.01	0	-65	40.23	UG
209	424920.02	6643558.43	1163.63	0	3	50.29	UG
210	425003.00	6643240.11	1118.05	90	-65	145.69	UG
211	424900.05	6643550.58	1163.47	180	0	13.11	UG
212	424880.01	6643551.20	1165.07	180	40	10.67	UG
213	424880.01	6643555.83	1163.05	0	-10	31.70	UG
214	425059.91	6643488.20	1168.47	180	-30	20.57	UG
215	425040.09	6643502.91	1168.27	1	22.53	96.93	UG
216	425039.98	6643498.35	1166.51	180	-30	34.44	UG
217	425019.96	6643506.17	1164.28	180	-25	29.87	UG
218	425020.06	6643510.39	1165.34	0	10	77.42	UG
219	424999.99	6643518.61	1163.47	0	17	103.33	UG
220	424979.94	6643528.44	1162.16	0	20	78.33	UG
221	424980.17	6643280.42	1125.39	0	-90	145.39	UG
222	424980.13	6643528.52	1161.50	0	10	120.85	UG
223	424959.41	6643534.23	1160.21	0	14	90.83	UG
224	424980.01	6643281.26	1125.83	0	-60	172.82	UG

Silvercorp Metals Inc.	87
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
225	424941.72	6643561.64	1158.07	180	-80	28.65	UG
226	424941.64	6643564.90	1159.62	0.1	8.5	65.23	UG
227	424900.21	6643438.30	1152.51	0	-90	153.62	UG
228	424979.98	6643282.10	1125.80	0	-40	193.55	UG
229	424900.04	6643437.50	1152.36	180	-60	170.99	UG
230	424899.98	6643437.67	1152.28	180	-40	170.38	UG
231	424980.40	6643280.49	1125.65	180	-60	156.06	UG
232	424900.00	6643440.11	1152.74	0	-60	155.14	UG
233	424959.50	6643320.66	1132.79	0	-90	149.96	UG
234	424900.13	6643441.34	1152.81	0	-38	161.24	UG
235	424959.61	6643319.85	1132.74	180	-60	162.15	UG
236	424919.06	6643399.16	1145.55	0	-90	156.06	UG
237	424959.70	6643318.48	1132.16	180	-40	174.65	UG
238	424919.51	6643398.74	1145.33	180	-60	162.76	UG
239	424919.48	6643400.17	1145.48	0	-60	155.14	UG
240	424959.56	6643321.95	1132.77	0	-60	171.30	UG
241	424919.43	6643400.55	1145.58	0	-40	172.21	UG
242	424959.58	6643322.45	1132.79	0	-40	185.02	UG
243	424939.59	6643361.39	1139.62	0	-90	175.87	UG
244	424879.98	6643478.83	1159.34	0	-90	156.67	UG
245	424939.65	6643360.51	1139.57	180	-60	204.83	UG
246	424880.13	6643477.96	1159.72	180	-60	171.91	UG
247	424939.65	6643359.80	1139.44	180	-40	173.74	UG
248	424879.66	6643480.03	1159.68	0	-60	173.43	UG
249	424938.63	6643363.78	1139.97	0	-60	166.73	UG
250	424879.80	6643480.22	1159.83	0	-40	156.67	UG
251	424938.67	6643364.38	1139.90	0	-40	159.11	UG
252	424880.21	6643476.59	1159.31	180	-40	61.57	UG
253	424919.52	6643396.80	1145.32	180	-40	188.37	UG
254	424880.23	6643476.57	1159.23	180	-40	187.15	UG
255	424919.45	6643398.17	1145.42	184.74	-70	100.89	UG
256	424881.38	6643480.45	1159.78	90	-47	45.42	UG
257	424892.93	6643456.92	1155.38	90	-47	56.85	UG
258	424979.97	6643281.16	1125.86	180	-77	180.14	UG
259	424873.09	6643508.54	1162.71	90	-40	28.65	UG
260	424872.60	6643507.51	1163.30	90	-23	51.51	UG
261	425123.15	6643894.34	1182.65	167	-8.5	76.50	SURF
262	424809.39	6643623.35	1165.35	270	4	49.38	UG
263	424811.13	6643628.58	1165.50	335	2	150.57	UG
264	424877.40	6643613.48	1161.94	0	90	24.69	UG
265	424999.64	6643244.42	1119.16	0	-25	177.70	UG
266	424877.07	6643611.39	1160.56	180	30	39.32	UG
267	424877.16	6643615.54	1161.33	0	45	35.36	UG
268	424980.04	6643284.24	1126.05	0	-75	151.79	UG
269	424960.32	6643321.30	1132.70	180	-73	124.66	UG

Silvercorp Metals Inc.	88
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
270	424999.71	6643243.35	1118.85	0	-55	160.32	UG
271	424959.95	6643322.34	1132.82	0	-75	109.73	UG
272	424999.76	6643242.82	1118.96	0	-75	149.96	UG
273	433685.00	6652700.00	1280.00	0	-90	177.70	SURF
274	423192.00	6640988.00	1376.00	0	-90	157.60	SURF
275	424790.00	6645587.00	1135.00	0	-90	102.11	SURF
276	423685.00	6641392.00	1336.00	0	-90	111.86	SURF
277	433632.00	6656361.00	1306.00	0	-90	156.06	SURF
278	433631.00	6655768.00	1375.00	0	-90	143.87	SURF
279	424493.50	6645619.27	1156.90	180	-70	269.40	SURF
280	425294.86	6644188.87	1156.79	270	-70	268.83	SURF
281	425200.09	6644097.34	1162.45	270	-70	228.60	SURF
282	424489.15	6645520.61	1160.95	170	-45	152.04	SURF
283	424795.63	6645300.25	1181.00	0	-90	177.39	SURF
284	425261.06	6644288.16	1163.42	270	-70	254.20	SURF
285	422540.00	6648125.00	1493.00	0	-90	96.62	SURF
286	422488.00	6648062.00	1503.00	0	-90	105.76	SURF
287	422410.00	6647957.00	1508.00	0	-90	89.00	SURF
288	424408.00	6647955.00	1508.00	0	-90	169.77	SURF
289	422330.00	6647865.00	1523.00	0	-90	127.10	SURF
290	422272.00	6647775.00	1540.00	0	-90	93.57	SURF
291	422340.00	6647550.00	1495.00	0	-90	108.20	SURF
292	422420.00	6647625.00	1488.00	0	-90	102.72	SURF
293	423208.00	6641048.00	1376.00	0	-90	137.77	SURF
294	425259.00	6644288.16	1165.00	50	-85	322.17	SURF
295	422490.00	6647687.00	1459.00	0	-90	78.64	SURF
B82-1	425297.42	6641790.28	1495.48	271	-81	429.50	SURF
90-296	425200.90	6643563.00	1100.50	178	57	53.30	UG
90-297	425200.50	6643567.30	1099.10	359.3	16	143.30	UG
90-298	425200.50	6643567.20	1100.00	0.5	33	58.00	UG
90-299	425201.20	6643566.20	1100.80	0	90	32.00	UG
90-300	425200.90	6643563.00	1100.00	178	40	99.00	UG
90-301	425200.90	6643563.00	1099.70	176.4	24	131.10	UG
90-302	425200.90	6643563.00	1099.60	177.3	14.3	157.00	UG
90-303	425200.90	6643563.00	1099.50	178	8	206.70	UG
90-304	425200.80	6643564.00	1097.50	242.5	-87	100.60	UG
90-305	425200.80	6643563.10	1098.20	181.13	-50	130.50	UG
90-306	425141.09	6643562.52	1108.13	179.56	10.24	207.30	UG
90-307	425141.08	6643562.46	1108.49	179.4	28.28	134.10	UG
90-308	425140.50	6643563.16	1110.23	181.3	49.49	115.80	UG
90-309	425140.46	6643564.13	1110.44	179.56	75.34	89.90	UG
90-310	425140.45	6643565.18	1110.27	353.43	72.3	76.20	UG
90-311	425140.43	6643565.81	1109.81	357.55	48.27	97.20	UG
90-312	425140.42	6643566.07	1109.13	358.06	24.57	172.20	UG
90-313	425140.40	6643565.50	1106.80	0	-90	111.30	UG

Silvercorp Metals Inc.	89
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
90-314	425140.42	6643565.87	1109.44	358.21	37.43	123.40	UG
90-315	425081.04	6643560.15	1119.41	179.32	51.32	96.00	UG
90-316	425081.04	6643560.98	1119.44	176.51	74.27	86.90	UG
90-317	425081.02	6643561.77	1119.43	1.22	77.52	100.60	UG
90-318	425081.02	6643562.29	1119.34	1.25	59.23	109.70	UG
90-319	425353.35	6643662.21	1081.62	74.48	-78.25	115.80	UG
90-320	425352.60	6643640.50	1080.90	270	-73	140.20	UG
90-321	425351.22	6643640.55	1081.00	273.3	-43	91.30	UG
90-322	425350.77	6643640.46	1081.57	273.3	-19	160.00	UG
90-323	425352.86	6643640.16	1080.90	93.3	-80.3	120.40	UG
90-324	425353.54	6643640.13	1080.91	91	-59.3	222.50	UG
90-325	425353.80	6643640.50	1081.00	84	-51	222.20	UG
90-326	425350.47	6643600.13	1080.71	271.22	-15.29	100.60	UG
90-327	425352.04	6643600.09	1079.85	0	-90	160.00	UG
90-327A	425352.04	6643600.09	1079.85	0	-90	67.10	UG
90-328	425352.81	6643600.13	1079.88	95.12	-71.28	210.30	UG
90-329	425352.81	6643600.09	1079.99	95.03	-55.5	249.90	UG
90-330	425350.86	6643600.20	1079.86	271	-55	130.10	UG
90-331	425353.32	6643600.08	1079.99	94.17	-53.51	201.20	UG
90-332	425350.73	6643600.18	1080.18	270.22	-35.25	74.70	UG
90-333	425328.00	6643563.00	1079.30	270	-63	120.40	UG
90-334	425329.32	6643564.12	1079.30	85.2	-75.13	198.10	UG
90-335	425329.65	6643564.05	1079.24	85	-58.31	85.30	UG
90-337	425299.13	6643565.49	1081.10	180.32	-19.02	201.20	UG
90-338	425338.66	6643575.40	1079.63	179.41	-40.3	170.70	UG
90-339	425339.22	6643576.44	1079.54	159.59	-43.57	167.60	UG
90-340	425337.74	6643576.90	1079.91	140	-47	269.70	UG
90-341	425299.16	6643565.46	1081.48	180.27	-11.01	221.00	UG
90-342	425140.22	6643562.62	1106.64	184.49	-35.46	199.60	UG
90-343	425140.11	6643567.82	1105.68	355.11	-33.54	199.60	UG
90-344	425077.26	6643565.90	1114.36	359.53	-34.06	199.80	UG
90-345	425353.21	6643640.90	1080.83	42.17	-50.05	131.10	UG
90-346	425352.62	6643641.84	1080.93	350.52	-29.52	138.40	UG
90-347	425354.31	6643640.28	1080.94	69.5	-46.18	120.40	UG
90-348	425351.16	6643641.90	1081.07	320.2	-22.26	120.40	UG
90-349	425355.17	6643619.78	1080.16	97.18	-50	196.30	UG
90-350	425077.24	6643560.60	1117.61	177.49	24.07	121.90	UG
90-351	425077.18	6643560.06	1116.85	179.44	9.33	181.40	UG
90-352	425157.03	6643566.71	1106.99	2.31	38.19	89.90	UG
90-353	425157.04	6643566.33	1107.62	3.14	58.24	76.20	UG
90-354	425157.02	6643564.37	1107.73	178.35	63.43	88.30	UG
90-355	425219.41	6643567.08	1096.78	357.37	17.11	118.90	UG
90-356	425351.01	6643641.97	1082.00	305.15	-5.04	140.20	UG
90-357	425352.09	6643642.75	1080.96	331.44	-31.05	140.20	UG
90-358	425352.50	6643664.19	1081.68	0.3	-70.15	100.60	UG

Silvercorp Metals Inc.	90
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth Dip	Dip	DEPTH	HOLE-TYPE
90-359	425352.50	6643653.09	1081.62	0	-48	250.00	UG
90-360	425353.11	6643663.33	1081.63	30.29	-59.15	240.80	UG
90-361	425353.90	6643662.41	1081.81	70.2	-56.36	128.00	UG
90-362	425354.84	6643619.76	1080.15	98.26	-65.14	146.30	UG
90-363	425334.23	6643573.03	1079.45	95.22	-50	176.80	UG
97-1	424761.68	6643748.38	1203.76	0	-90	79.25	SURF
97-2	424759.13	6643663.43	1221.10	0	-90	79.25	SURF
97-3	425000.70	6643223.43	1423.59	0	-90	426.72	SURF
97-4	425209.18	6643864.31	1194.35	0	-90	135.64	SURF
97-5	425301.29	6644003.59	1172.23	0	-90	228.60	SURF
97-6	425360.37	6644127.04	1160.70	0	-90	288.04	SURF
97-7	425114.08	6643050.95	1512.00	0	-90	500.00	SURF
SSR-97-8	425086.02	6643170.67	1464.40	0	-90	213.36	SURF
SSR-97-9	425159.11	6643247.30	1443.60	270	-80	213.36	SURF
SSR-97-10	424941.80	6643206.64	1401.63	135	-80	204.22	SURF
97-11	424708.36	6642387.32	1521.77	270	-70	116.43	SURF
97-12	424696.68	6642528.50	1531.23	270	-70	108.39	SURF
97-13	424684.14	6642356.36	1513.29	0	-90	149.35	SURF
97-14	424759.26	6643689.51	1217.76	0	-90	106.68	SURF
97-15	424751.20	6643651.40	1223.75	0	-90	92.66	SURF
97-16	425112.04	6643582.93	1268.73	0	-90	128.02	SURF
97-17	425109.60	6643523.45	1293.96	0	-90	128.02	SURF
97-18	425088.45	6643433.22	1324.32	0	-90	184.4	SURF
97-19	425043.77	6643433.22	1315.42	0	-90	222.5	SURF
97-20	424778.86	6643660.12	1220.35	0	-90	103.63	SURF
97-21	424781.12	6643641.57	1231.65	0	-90	109.73	SURF
97-22	424733.46	6643648.56	1225.87	0	-90	109.73	SURF
97-23	424740.56	6643680.43	1220.64	0	-90	115.82	SURF
97-24	424854.77	6643680.39	1215.93	0	-90	121.92	SURF
97-25	424835.12	6643679.58	1201.22	0	-90	79.25	SURF
97-26	425929.00	6642200.00	1392	0	-90	371.86	SURF
97-27	424799.64	6643660.36	1223.02	0	-90	91.44	SURF
97-28	424798.97	6643699.41	1211.04	0	-90	91.44	SURF
97-29	424800.36	6643680.20	1215.14	0	-90	89.92	SURF
97-30	424739.22	6643700.06	1217.96	0	-90	94.49	SURF
97-31	424741.24	6643666.70	1222.54	0	-90	109.63	SURF
97-32	424800.41	6643600.44	1258.97	0	-90	118.87	SURF
97-33	425019.52	6643598.07	1249.79	0	-90	84.12	SURF
97-34	424780.57	6643678.50	1216.61	0	-90	88.39	SURF
97-35	424761.97	6643680.20	1218.26	0	-90	91.44	SURF
97-36	424940.01	6643620.74	1241.33	0	-90	75.29	SURF
97-37	424782.85	6643609.15	1255.96	0	-90	137.16	SURF
97-38	424979.48	6643679.96	1223.90	0	-90	33.53	SURF
97-39	424782.85	6643609.15	1255.96	270	-77	137.16	SURF
97-40	425019.52	6643598.07	1249.79	350	-75	114.91	SURF

Silvercorp Metals Inc.	91
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
97-41	424780.94	6643596.03	1256.19	225	-78	121.92	SURF
97-42	425018.59	6643598.54	1249.45	90	-78	111.25	SURF
97-43	424781.69	6643595.61	1256.34	180	-78	149.35	SURF
97-44	425017.19	6643597.27	1249.62	225	-68	108.81	SURF
97-45	424742.40	6643621.20	1230.6	0	-68	126.49	SURF
97-46	425050.32	6643620.79	1245.02	0	-90	117.96	SURF
97-47	424759.63	6643700.89	1216.50	0	-90	89.31	SURF
97-48	424899.20	6643656.10	1224.6	0	-90	91.45	SURF
97-49	424741.43	6643624.50	1230.78	180	-76	116.45	SURF
97-50	424940.73	6643598.60	1252.39	0	-90	109.73	SURF
97-51	424938.83	6643597.49	1252.32	270	-73	82.3	SURF
97-52	424759.81	6643720.38	1214.46	0	-90	78.33	SURF
97-53	424900.26	6643617.93	1244.00	180	-75	97.55	SURF
97-54	424744.54	6643785.42	1199.06	0	-90	93.57	SURF
97-55	424898.66	6643619.34	1244.24	270	-87	106.68	SURF
97-56	424800.20	6643720.31	1209.30	0	-90	84.43	SURF
97-57	424820.00	6643660.75	1224.30	0	-90	73.15	SURF
97-58	424820.93	6643660.38	1224.25	90	-54	51.82	SURF
97-59	424820.00	6643698.90	1209.60	0	-90	76.2	SURF
97-60	425310.61	6644041.58	1168.92	270	-87	237.74	SURF
97-61	424759.20	6643639.56	1228.04	0	-90	109.73	SURF
97-62	424759.36	6643639.83	1228.03	44	-76	106.68	SURF
97-63	425309.71	6644040.71	1168.97	270	-75	214.88	SURF
99-64	424752.00	6643094.00	1370.00	0	-90	502.00	SURF
99-65	424885.00	6643280.00	1362.00	0	-90	399.90	SURF
99-66	424806.00	6643374.00	1331.00	0	-90	383.10	SURF
00-67	424957.50	6643317.50	1133.00	250	-51	185.90	UG
00-68	424966.50	6643300.00	1129.00	250	-51	212.80	UG
00-69	424957.50	6643317.50	1133.00	250	-43	157.00	UG
00-70	424966.50	6643300.00	1129.00	250	-43	203.60	UG
00-71	424966.50	6643300.00	1129.00	250	-60	183.80	UG
00-72	424957.50	6643317.50	1133.00	250	-60	95.40	UG
00-73	424966.50	6643300.00	1129.00	250	-60	112.20	UG
00-74	424957.50	6643317.50	1133.00	250	-69	92.30	UG
00-75	424978.00	6643281.00	1125.00	250	-52	193.50	UG
00-76	424949.00	6643337.00	1136.00	250	-41	156.40	UG
00-77	424978.00	6643281.00	1125.00	250	-66	92.40	UG
00-78	424949.00	6643337.00	1136.00	250	-51	200.60	UG
00-79	424983.00	6643282.00	1125.00	250	-67	200.30	UG
00-80	424949.00	6643337.00	1136.00	250	-69	113.70	UG
00-81	424978.00	6643281.00	1125.00	250	-41	121.31	UG
00-82	424949.00	6643337.00	1136.00	250	-60	116.74	UG
00-83	424878.00	6643479.00	1160.00	240	-72	150.30	UG
00-84	424966.00	6643300.00	1129.00	250	-80	95.40	UG
00-85	424966.00	6643300.00	1129.00	70	-85	107.60	UG

Silvercorp Metals Inc.	92
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

HOLE#	EASTING	NORTHING	ELEVATION	Azimuth	Dip	DEPTH	HOLE-TYPE
00-86	424878.00	6643479.00	1160.00	212	-65	162.50	UG
00-87	424958.00	6643318.00	1133.00	250	-36	176.20	UG
00-88	424958.00	6643318.00	1133.00	250	-80	80.20	UG

Silvercorp Metals Inc.	93
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Appendix Two

Significant Drill Hole Intercepts

Silvercorp Metals Inc.	94
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)

Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
Discovery North	97_5	192.50	198.20	5.70	472	0.40	7.84	10.28	975
Discovery	8	205.60	213.50	7.90	706	0.78	10.67	16.84	1480
	Including	206.35	208.20	1.85	1694	1.85	26.69	9.80	2490
		226.50	227.50	1.00	823	1.34	14.15	10.10	1455
	11	316.10	318.80	2.70	555	0.05	7.61	15.05	1186
	21	262.70	267.25	5.55	614	0.38	11.99	11.68	1264
	Including	262.70	263.45	0.75	2197	1.06	49.05	11.76	3646
	Including	266.60	267.25	0.65	2262	0.51	39.87	18.75	3613
	90_319	68.20	73.30	5.10	497	0.00	12.95	12.88	1248
	90_322	69.00	79.20	10.20	551	0.00	10.40	4.32	891
	Including	69.00	71.60	2.60	1111	0.00	19.92	3.61	1577
	90_337	68.40	71.50	3.10	913	0.00	19.20	3.24	1403
		75.50	77.50	2.00	1331	0.00	30.00	12.40	2389
	90_345	103.50	108.80	5.30	3766	0.00	44.64	14.04	4632
	90_348	79.30	82.30	3.00	240	0.00	3.29	16.05	854
		90.20	92.50	2.30	483	0.00	6.64	19.52	1261
	90_349	118.90	128.40	9.50	187	0.00	3.69	22.65	1069
	90_356	68.30	70.90	2.60	210	0.00	5.83	14.91	879
		99.50	101.50	2.00	435	0.00	9.65	18.80	1305
	90_357	111.30	119.10	7.80	380	0.00	9.58	14.96	1127
	90_360	74.40	81.70	7.30	639	0.00	12.08	11.73	1275
	Including	78.20	80.30	2.10	1582	0.00	28.81	15.60	2637
	90_361	101.40	111.40	10.00	1394	0.00	27.63	11.07	2304
	Including	102.50	105.90	3.40	2797	0.00	50.15	12.98	4111
	90_362	93.30	96.30	3.00	156	0.00	1.25	18.20	804
Silver Creek	5	60.05	62.80	2.75	124	0.01	1.13	14.16	633
	29	65.70	68.10	2.40	715	1.79	12.72	17.57	1613
	40	317.90	319.95	2.05	329	0.07	4.40	6.23	603
	43	19.70	23.70	4.00	450	1.70	10.54	1.36	770
	53	60.00	65.50	5.50	378	1.51	8.04	14.62	1106
	54	80.10	83.20	3.10	645	0.80	11.85	10.72	1259
	57	103.60	112.70	9.10	560	0.97	12.18	11.32	1238
	Including	109.10	110.70	1.60	1321	0.24	28.07	15.88	2448
	60	107.06	119.20	12.14	717	2.16	15.00	9.62	1417

Silvercorp Metals Inc.	95
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
Including	117.40	119.20	1.80	1910	0.61	42.56	8.34	3090
61	67.30	70.40	3.10	254	0.71	7.71	7.37	724
66	97.60	100.30	2.70	267	0.07	7.63	11.92	875
69	113.50	119.30	5.80	262	0.20	3.16	6.86	541
73	42.20	46.80	4.60	161	0.35	3.39	8.61	547
77	228.10	237.20	9.10	567	0.95	10.62	14.16	1292
Including	232.50	233.70	1.20	1909	0.58	34.85	13.53	3012
	297.20	299.80	2.60	702	0.21	14.24	9.27	1310
78	27.40	32.50	5.10	294	2.23	8.25	6.09	770
84	311.90	323.60	11.70	450	0.17	7.36	15.44	1122
91	380.20	391.90	11.70	381	0.10	4.73	8.79	744
Including	389.70	391.90	2.20	1365	0.12	13.64	27.91	2415
97	294.20	297.00	2.80	279	0.07	3.73	10.65	705
	310.00	321.90	11.90	505	0.07	9.40	6.72	914
Including	310.00	311.50	1.50	1239	0.07	22.00	12.90	2072
105	30.18	35.69	5.51	655	1.04	13.22	6.80	1180
	61.15	65.44	4.29	448	0.41	9.36	6.20	864
111	75.90	78.90	3.00	217	0.89	2.89	4.13	424
112	15.80	21.00	5.20	354	0.96	5.66	4.96	645
113	14.60	22.95	8.35	749	0.96	13.78	3.32	1136
Including	21.00	22.95	1.95	1924	0.17	30.13	4.70	2533
116	19.90	23.20	3.30	278	0.66	4.45	11.30	770
117	21.50	23.60	2.10	382	1.10	7.15	15.20	1087
118	0.00	3.00	3.00	172	1.37	2.99	10.50	639
119	9.00	12.00	3.00	172	0.75	3.30	4.23	406
120	0.00	7.46	7.46	492	1.17	9.29	11.70	1112
123	0.00	8.25	8.25	214	1.63	4.04	9.92	691
125	0.00	8.91	8.91	256	1.09	4.74	13.93	872
126	6.70	26.80	20.10	254	1.07	4.96	11.28	782
127	4.67	14.94	10.27	723	0.59	13.27	12.43	1417
Including	7.00	10.36	3.36	1348	1.23	26.62	19.05	2561
131	6.90	13.95	7.05	181	1.67	3.85	13.67	797
135	11.00	19.90	8.90	763	0.55	16.05	7.84	1373
Including	16.80	19.90	3.10	1542	1.10	32.80	7.74	2496
136	13.03	19.52	6.49	800	0.76	11.63	14.41	1490
	29.33	34.16	4.83	371	0.90	6.65	7.89	794
139	0.00	7.56	7.56	453	0.47	8.57	5.33	811
141	0.00	22.20	22.20	316	1.25	6.25	7.33	732
142	5.47	10.15	4.68	1182	1.03	21.48	21.36	2348

Silvercorp Metals Inc.	96
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
143	0.00	10.90	10.90	338	1.41	7.30	8.69	837
149	3.03	29.54	26.51	624	1.47	12.87	11.97	1345
Including	12.10	14.13	2.03	1775	1.23	31.35	5.25	2523
150	5.56	12.65	7.09	1192	0.25	25.38	9.95	2055
152	26.73	30.18	3.45	275	0.74	4.44	9.17	693
154	0.00	4.85	4.85	286	0.98	5.29	9.67	755
	52.90	68.65	15.75	414	1.15	8.55	15.09	1154
155	0.00	12.80	12.80	662	1.74	13.25	10.98	1356
Including	3.08	3.85	0.77	3167	0.82	57.73	1.75	4247
Including	9.14	11.07	1.93	1197	1.23	26.77	16.23	2361
156	2.02	4.25	2.23	217	0.82	4.62	7.69	609
158	3.37	29.08	25.71	615	1.65	13.47	16.32	1520
Including	24.20	28.18	3.98	1087	1.10	26.21	19.56	2381
161	34.96	39.32	4.36	548	0.37	8.22	8.89	990
162	8.36	13.60	5.24	488	0.13	9.31	8.23	954
163	7.54	25.99	18.45	268	0.14	4.35	10.90	729
164	0.00	24.26	24.26	509	1.20	10.08	13.41	1213
166	20.50	23.53	3.03	460	0.96	9.65	18.00	1323
167	0.00	2.40	2.40	525	1.61	11.85	17.50	1444
168	3.09	32.78	29.69	945	1.62	18.18	9.99	1681
Including	18.30	31.78	13.48	1514	1.41	29.04	6.69	2320
169	2.86	16.86	14.00	776	0.66	16.86	16.87	1737
Including	2.86	5.02	2.16	1686	0.58	34.60	19.70	3071
170	0.00	10.08	10.08	712	0.59	14.44	13.66	1493
	17.80	21.00	3.20	795	1.09	16.09	12.60	1584
171	101.57	109.33	7.76	441	0.08	7.66	12.91	1032
172	43.76	46.60	2.84	463	0.28	7.75	10.61	974
173	0.13	2.54	2.41	337	1.99	5.67	17.44	1113
	10.04	29.95	19.91	545	0.76	11.48	9.40	1129
Including	17.67	23.16	4.67	1187	1.24	26.66	11.83	2192
175	0.00	13.41	13.41	914	0.43	17.38	10.07	1599
Including	2.14	8.98	6.84	1726	0.41	32.44	12.48	2761
178	11.32	20.15	8.83	542	2.63	12.24	16.00	1446
180	118.74	122.93	4.19	341	0.25	5.49	14.40	948
	131.37	134.80	3.43	238	0.30	3.94	10.26	677
182	22.68	25.70	3.02	713	2.04	16.90	12.45	1578
186	15.86	17.98	2.12	267	2.09	5.07	17.25	1040
191	18.59	23.30	4.71	376	1.74	8.36	12.31	1040
192	17.16	24.77	7.61	228	2.67	5.20	9.35	750

Silvercorp Metals Inc.	97
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
193	17.68	26.06	8.38	624	1.97	13.44	12.38	1394
194	27.67	29.72	2.05	350	1.33	9.86	4.19	769
195	9.45	19.81	10.36	267	0.97	5.14	6.82	634
199	21.40	31.50	10.10	114	1.30	2.37	9.62	544
202	19.51	24.08	4.57	1056	0.25	17.92	8.91	1669
203	30.78	39.32	8.54	398	1.16	9.50	10.23	1001
204	3.15	8.32	5.17	525	0.79	11.34	9.75	1124
205	35.75	38.06	2.31	828	0.27	16.85	7.97	1441
207	8.05	14.55	6.50	317	1.25	7.69	13.18	992
209	0.00	22.80	22.80	927	1.03	19.57	12.76	1798
Including	13.47	22.80	9.33	1489	0.37	31.21	12.61	2558
212	3.18	5.49	2.31	213	0.89	3.40	14.10	796
215	74.05	80.60	6.55	150	0.93	2.74	11.97	655
	86.56	92.10	5.54	227	0.93	4.15	4.53	489
218	0.00	1.55	1.55	422	1.06	9.40	18.10	1294
219	90.53	97.75	7.22	1561	0.71	28.10	0.09	2063
221	118.59	126.14	7.55	442	0.07	7.57	12.21	1004
222	116.00	118.70	2.70	582	0.07	2.47	1.44	541
223	78.59	80.75	2.16	315	0.57	5.76	4.93	609
224	88.18	92.92	4.74	941	0.07	12.25	17.02	1682
227	24.40	29.52	5.12	283	0.33	5.18	9.55	725
229	66.25	74.37	8.12	480	0.72	9.70	10.15	1049
230	85.63	90.15	4.52	689	0.22	13.63	10.33	1319
232	20.42	23.35	2.93	681	0.16	14.33	12.24	1404
233	88.90	92.05	3.15	641	0.07	11.24	13.70	1321
236	39.40	55.00	15.60	394	1.27	8.20	11.01	986
238	90.68	95.42	4.74	460	1.28	8.30	9.53	982
239	40.37	46.94	6.57	350	0.41	7.12	8.90	816
240	58.46	61.57	3.11	1244	0.10	22.86	5.69	1847
241	40.62	47.08	6.46	471	0.48	8.37	15.28	1174
244	24.30	24.57	0.27	126	0.21	1.31	7.80	418
245	80.52	85.63	5.11	571	0.07	10.58	7.68	1034
246	132.75	136.11	3.36	689	0.10	15.62	11.43	1423
248	14.33	17.00	2.67	212	1.51	5.99	7.51	666
250	21.53	25.85	4.32	172	0.74	2.01	6.29	436
253	161.90	164.86	2.96	575	0.80	10.70	8.39	1088
254	64.93	67.04	2.11	209	1.27	4.35	15.56	890
	74.30	79.90	5.60	536	1.52	8.96	14.80	1253
256	17.55	24.44	6.89	328	0.53	7.37	11.75	916

Silvercorp Metals Inc.	98
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
257	45.20	50.60	5.40	244	0.76	5.18	5.40	563
260	13.81	18.70	4.89	614	0.18	10.41	10.35	1157
	30.07	40.20	10.13	638	1.28	11.81	11.96	1312
Including	30.48	32.76	2.28	1788	0.50	32.91	9.90	2730
263	65.51	80.45	14.94	356	2.48	8.22	11.31	1007
264	17.74	20.43	2.69	502	1.47	13.28	19.79	1555
266	13.93	31.10	17.17	511	1.09	9.76	17.57	1350
	33.92	38.83	4.91	857	0.70	19.67	18.36	1944
267	19.40	31.70	12.30	240	0.69	4.72	10.54	726
268	115.70	118.01	2.31	147	0.12	2.39	4.80	359
269	70.71	73.22	2.51	317	0.08	6.15	2.85	533
	84.63	92.58	7.95	539	0.11	10.40	9.41	1068
272	101.61	105.31	3.70	146	0.07	2.00	6.98	422
90_298	44.00	46.70	2.70	142	0.00	3.57	17.54	850
90_303	188.40	193.60	5.20	254	0.00	1.16	8.50	521
90_306	191.70	195.10	3.40	781	0.00	14.37	5.07	1212
	199.10	202.40	3.30	485	0.00	7.12	11.32	985
90_308	105.50	108.10	2.60	259	0.00	3.77	13.95	809
90_311	78.20	78.90	0.70	246	0.00	1.17	12.30	652
	80.80	91.40	10.60	318	0.00	6.17	10.21	797
90_312	158.20	161.50	3.30	475	0.00	11.38	6.45	949
90_313	62.50	62.60	0.10	468	0.00	10.80	11.60	1109
90_317	83.70	88.50	4.80	570	0.00	13.40	7.96	1137
90_318	97.10	102.30	5.20	414	0.00	8.55	10.52	956
90_354	78.60	82.70	4.10	110	0.00	2.30	13.43	637
97_3	409.00	411.91	2.91	228	0.00	3.73	15.02	824
97_14	45.97	57.35	11.38	247	2.42	5.63	11.70	855
97_15	45.72	54.40	8.68	255	0.82	5.35	7.23	643
97_2	50.00	55.00	5.00	407	2.22	8.57	13.78	1135
	56.75	64.85	8.10	451	1.57	10.25	13.44	1190
97_20	48.16	55.80	7.64	187	1.02	3.60	5.17	468
97_21	58.75	72.50	13.75	164	1.80	3.61	10.09	653
97_28	42.00	45.30	3.30	247	0.34	4.98	10.15	715
97_32	95.10	106.20	11.10	199	1.52	4.59	13.68	831
97_33	56.25	63.10	6.85	430	0.23	7.64	6.10	784
97_34	45.30	50.30	5.00	795	1.32	19.32	15.89	1819
97_35	42.70	51.20	8.50	186	1.77	3.52	9.22	633
	54.00	58.05	4.05	385	1.52	8.19	8.43	894
97_37	90.70	99.50	8.80	460	1.79	10.62	10.21	1101

Silvercorp Metals Inc.	99
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4

Silvertip Deposit
Resource Estimate

	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)

		108.30	114.60	6.30	374	0.81	7.96	9.84	908
	97_39	94.50	108.40	13.90	592	1.43	14.36	16.75	1543
	97_41	100.10	103.85	3.75	468	1.87	9.72	17.92	1355
		107.42	109.50	2.08	948	0.04	19.08	9.40	1645
	97_47	33.55	38.00	4.45	942	0.36	29.23	3.88	1798
	97_50	71.70	75.00	3.30	592	1.77	11.80	5.54	1064
	97_51	79.25	82.30	3.05	1520	0.08	29.11	7.70	2323
	97_53	73.70	80.95	7.25	365	1.48	6.79	8.22	824
	97_61	57.00	76.00	19.00	496	2.16	10.64	11.58	1186
	97_62	61.10	74.00	12.90	228	1.59	5.18	10.17	747
	99_64	225.45	227.86	2.41	140	0.01	2.41	12.52	629
65 Zone	99_65	289.20	320.60	31.40	315	0.01	5.48	8.67	717
	00_67	57.13	59.95	2.82	233	0.00	1.99	7.80	509
		95.85	107.00	11.15	335	0.13	5.36	13.46	902
	00_68	95.38	101.50	6.12	443	0.03	8.10	17.14	1199
	00_69	102.20	104.30	2.10	481	0.04	10.96	7.73	985
		111.80	125.40	13.60	400	0.03	6.27	8.15	784
	00_70	109.80	113.50	3.70	791	0.01	17.08	8.93	1450
		120.10	122.80	2.70	298	0.01	5.38	8.28	687
	00_71	68.70	73.80	5.10	518	0.00	12.36	11.44	1191
		87.20	90.00	2.80	171	0.00	2.67	13.21	684
	00_72	81.95	85.10	3.15	556	0.00	8.80	18.03	1332
		69.90	82.50	12.60	347	0.01	5.92	10.95	835
	00_74	60.10	72.20	12.10	332	0.05	6.08	8.75	753
	00_84	67.30	75.20	7.90	436	0.00	6.49	15.93	1095
	00_87	120.60	135.30	14.70	353	0.01	5.23	10.27	791
		160.20	163.20	3.00	100	0.00	0.99	12.10	537

Silvercorp Metals Inc.	100
Suite 1378-200 Granville St.
Vancouver, BC Canada V6C 1S4